     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 2002


                                                      REGISTRATION NO. 333-83368

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                        THE YANKEE CANDLE COMPANY, INC.
             (Exact name of registrant as specified in its charter)

        MASSACHUSETTS                                              5947                                 04 259 1416
 (State or other jurisdiction            (Primary Standard Industrial Classification Code Number)     (I.R.S. Employer
              of                                                                                   Identification Number)
incorporation or organization)

                              16 YANKEE CANDLE WAY
                      SOUTH DEERFIELD, MASSACHUSETTS 01373
                                 (413) 665-8306
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               ROBERT R. SPELLMAN
                        THE YANKEE CANDLE COMPANY, INC.
                              16 YANKEE CANDLE WAY
                      SOUTH DEERFIELD, MASSACHUSETTS 01373
                                 (413) 665-8306
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

                LOIS HERZECA, ESQ.                                MORTON A. PIERCE, ESQ.
     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                      DEWEY BALLANTINE LLP
                ONE NEW YORK PLAZA                             1301 AVENUE OF THE AMERICAS
             NEW YORK, NEW YORK 10004                            NEW YORK, NEW YORK 10019
                  (212) 859-8000                                      (212) 259-8000

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED MARCH 22, 2002


                               12,500,000 Shares

                                     [LOGO]

                        The Yankee Candle Company, Inc.

                                  Common Stock

                                   ---------

    The shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.


    Our common stock is listed on the New York Stock Exchange under the symbol "YCC." The last reported sale price on March 21, 2002, was $22.88 per share.


    The underwriters have an option to purchase a maximum of 1,875,000 additional shares from the selling stockholders to cover over-allotments of shares.

    Investing in our common stock involves risks. See "Risk Factors" on page 8.

                                                                             Underwriting        Proceeds to
                                                            Price to         Discounts and         Selling
                                                             Public           Commissions       Stockholders
                                                        -----------------  -----------------  -----------------
Per Share............................................                   $                  $                  $
Total................................................   $                  $                  $

    Delivery of the shares of common stock will be made on or about
             , 2002.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 Credit Suisse First Boston                                       Morgan Stanley


Goldman, Sachs & Co.                                                    JPMorgan


               The date of this prospectus is              , 2002

                               TABLE OF CONTENTS


                                           PAGE
                                         --------
PROSPECTUS SUMMARY.....................      1
RISK FACTORS...........................      8
USE OF PROCEEDS........................     12
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY......................     12
CAPITALIZATION.........................     13
SELECTED CONSOLIDATED FINANCIAL AND
  OTHER DATA...........................     14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................     17
BUSINESS OF YANKEE CANDLE..............     26
MANAGEMENT.............................     38




PRINCIPAL AND SELLING STOCKHOLDERS.....     40
                                           PAGE
                                         --------
DESCRIPTION OF CAPITAL STOCK...........     42
SHARES ELIGIBLE FOR FUTURE SALE........     45
UNITED STATES FEDERAL TAX
  CONSIDERATIONS FOR NON-UNITED STATES
  HOLDERS..............................     46
UNDERWRITERS...........................     49
NOTICE TO CANADIAN RESIDENTS...........     51
LEGAL MATTERS..........................     53
EXPERTS................................     53
WHERE YOU CAN FIND MORE INFORMATION....     53
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS...........................    F-1


                              -------------------

    The Yankee Candle Company, Inc. was incorporated in Massachusetts in 1976. Our principal executive offices are located at 16 Yankee Candle Way, South Deerfield, Massachusetts 01373 and our telephone number at that address is
(413) 665-8306. Our World Wide Web site address is www.yankeecandle.com. The information in the web site is not incorporated by reference.

                              -------------------


    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                              -------------------

    This prospectus includes statistical data regarding the candle and giftware industries which were obtained from industry publications, including reports generated by Unity Marketing, Kline & Company, Inc. and Giftbeat. These organizations generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS."

    THE SELLING STOCKHOLDERS ARE OFFERING 12,500,000 SHARES OF OUR COMMON STOCK
IN THIS OFFERING AND WILL RECEIVE IN THE AGGREGATE AN ESTIMATED $    MILLION OF
NET PROCEEDS, AFTER DEDUCTING UNDERWRITING DISCOUNTS AND COMMISSIONS. WE WILL NOT RECEIVE ANY PROCEEDS FROM THIS OFFERING.

    AS USED IN THIS PROSPECTUS THE WORDS "YANKEE CANDLE", "WE", "OUR" AND "US" REFER TO THE YANKEE CANDLE COMPANY, INC., AND ITS SUBSIDIARIES EXCEPT WHERE IT IS CLEAR FROM THE CONTEXT THAT SUCH TERM MEANS ONLY THE YANKEE CANDLE COMPANY, INC.

                                 YANKEE CANDLE


    We are the leading designer, manufacturer and branded marketer of premium scented candles in the large and growing giftware industry based on sales. We have a 32 year history of offering our distinctive products and marketing them as affordable luxuries and consumable gifts. Our candle products are available in approximately 170 fragrances, and include a wide variety of jar candles, Samplers-Registered Trademark- votive candles, Tarts-Registered Trademark- wax potpourri, pillars, and other candle products, all marketed under the Yankee Candle-Registered Trademark- brand. We also sell a wide range of coordinated candle accessories and branded fragranced non-candle products including Yankee Candle Car Jars-Registered Trademark- air fresheners, Yankee Candle-TM- Bath personal care products, and Yankee Candle sachets. We have a vertically integrated business model that enables us to produce high quality products, provide excellent customer service and achieve cost efficiencies.


    Our multi-channel distribution strategy enables us to offer Yankee Candle products through a wide variety of locations and sources. We sell our candles through an extensive and growing wholesale customer network of approximately 13,500 stores primarily in non-mall locations, and through our rapidly expanding retail store base located primarily in malls. As of December 29, 2001 we had 192 company-owned and operated stores in 39 states. We have grown our store base 41% annually over the past five years and have opened 45 new stores in each of 2000 and 2001. In addition, our 90,000 square foot flagship store in South Deerfield, Massachusetts attracts an estimated 2.5 million visitors annually. We also sell our products directly to consumers through our catalog and Internet web site (www.yankeecandle.com). Outside North America, we sell our products through 20 distributors in 23 countries and through our distribution center located in the United Kingdom.

    The domestic giftware industry has grown at an approximately 6% compound annual growth rate from 1996 to 2000 to reach approximately $55.2 billion in 2000, according to Unity Marketing, an independent market research firm. According to Unity Marketing, the domestic market for candles has grown at an approximately 11% compound annual growth rate from 1996 to 2000 to reach approximately $2.3 billion in 2000. According to Kline & Company, Inc., an international consulting firm, the premium scented candle segment, in which we primarily compete, grew at an approximately 19% compound annual growth rate from 1997 to 2000, significantly exceeding the growth rate of the overall giftware market during that period. Kline has projected that the premium scented candle segment will continue to grow at a compound annual growth rate of over 7% from 2000 to 2005. We expect the premium scented candle market to continue to grow more quickly than the total candle market based upon favorable industry factors, including the continued interest of consumers in home decor and branded gifting, and the year-round usage of scented candles as an affordable luxury.


    Since 1996, we have experienced compound annual revenue growth of 27% and compound annual pretax income growth of 42%. Each of our distribution channels has contributed to this growth. Retail, which includes our catalog and Internet business, has achieved 38% compound annual revenue growth since 1996 and accounted for 56% of our $379.8 million of total sales in 2001. Wholesale, which includes our International operations and earns higher margins than our retail channels, has achieved 18% compound annual revenue growth since 1996 and accounted for 44% of total sales in 2001. In 2001, our revenue increased 12% as compared to 2000, and was comprised of a 21% increase in retail sales and a 3% increase in wholesale sales. In 2001, our pretax income, adjusted for the $8 million restructuring charge, increased 9% as compared to 2000. In 2001, without adjusting for this restructuring charge, our pretax income decreased 2% as compared to 2000. We believe our growth is based on the strength of the Yankee Candle-Registered Trademark- brand, our commitment to product quality, the efficiency of our vertically integrated manufacturing and logistics operations, and the success of our multi-channel distribution strategy.


OUR COMPETITIVE STRENGTHS


    WE HAVE THE STRONGEST NATIONAL BRAND IDENTITY WITHIN THE PREMIUM SCENTED CANDLE MARKET. We have successfully established the Yankee
Candle-Registered Trademark- brand as a powerful and well-recognized name among consumers. The strength of the brand is reinforced through product quality, innovation, consistent merchandising, product display and marketing across our multiple sales channels. These factors have contributed to our standing as the accepted market leader in the premium scented candle market, as demonstrated by a Kline study indicating that Yankee Candle enjoyed a leading market share of 32% in 2000, which represents approximately a 7 point share increase since 1997 and compares to a 9% market share for the next leading brand.


    A market research study performed in July 2001 for us by Unity Marketing further reflects the strength of the Yankee Candle-Registered Trademark- brand within the premium scented candle segment. Highlights of this study include the following:


    - We had the highest level of consumer brand awareness among all manufacturers of premium scented candles measured by the study, with a brand awareness level nearly twice that of the next leading premium scented candle manufacturer; and



    - Among candle purchasers who purchase primarily scented candles, 28% had purchased our products within the past twelve months, a strong purchase incidence rate that is more than three times that of the next leading premium scented candle manufacturer.


    We believe that the demonstrable strength of the Yankee
Candle-Registered Trademark- brand is our most important competitive advantage and provides us with significant continuing growth opportunities.


    WE HAVE A WELL ESTABLISHED AND GROWING WHOLESALE CUSTOMER BASE. The strength of our brand, the profitability and quality of our products, and our successful in-store merchandising and display system have made us the top selling brand for many of our wholesale customers. Since 1993, we have been continuously ranked first in gift store sales in the domestic candle category and have virtually always been ranked either first or second in product reorders across all giftware categories by Giftbeat, a giftware industry publication. In addition, we were ranked as the most profitable product line across all giftware categories in a recent Giftbeat survey. The loyalty to our brand is demonstrated by the fact that approximately 70% of our current wholesale customers have been our customers for over five years.



    During 2001, we grew and supported our core independent gift store business through product exclusives, the launch of candle accessories, enhanced point of sale signage and displays and a recommitment to marketing programs and initiatives to drive growth. We also concentrated on growing the business by further extending distribution in selected image-appropriate new channels, such as the addition of Linens `n Things as a new wholesale customer in September 2001 and Bed, Bath & Beyond as a new wholesale customer in February 2002.


    WE HAVE AN ATTRACTIVE AND PROVEN RETAIL STORE MODEL AND EXPANSION
STRATEGY. Our retail strategy is a key synergistic element of our multi-channel distribution approach as it represents a highly profitable and effective means of providing increased availability of our products and building brand awareness among customers.

    Our retail stores are primarily located in high traffic malls, lifestyle centers and destination locations. We have a proven and profitable store model, and in 2001 our retail stores (excluding our South Deerfield flagship store) that were open for the full year generated average sales per selling square foot of $822. Over 96% of our stores have been profitable in the first full year of operation, and our stores typically generate significant positive cash flow and high returns on investment. All of our stores that opened in 2001 were profitable in 2001. We have increased the number of our retail stores from 34 as of December 31, 1996 to 192 as of December 29, 2001.

    WE ARE A VERTICALLY INTEGRATED BRAND; WE DESIGN, MANUFACTURE, AND DISTRIBUTE THE MAJORITY OF OUR PRODUCTS. Our product design expertise and manufacturing and distribution infrastructure are the foundations of our vertically integrated business model. We believe that our model enables us to produce the highest quality products, provide superior fulfillment and prompt delivery to our multi-channel customers, manage our inventory to meet demand requirements and achieve high margins. We believe that all of these factors provide us with a significant competitive advantage.


    WE PRODUCE HIGH QUALITY PRODUCTS AND HAVE A STRONG REPUTATION. We manufacture high quality products using premium materials including high quality fragrances (many of which are proprietary), premium-grade highly refined paraffin waxes, and superior wicks and dyes. According to the study done for us by Unity Marketing, Yankee Candle is believed to be "better" or "much better" than other candle brands by nearly two-thirds of the scented candle buyers who are aware of our brand.


    WE HAVE A TALENTED, COMMITTED, AND EXPERIENCED MANAGEMENT TEAM. Our senior leadership team has broad based consumer packaged goods, retail, wholesale and manufacturing experience. They have a combined 125 years of experience across a wide range of consumable product categories. Key additions to our senior leadership team in 2000 and 2001 include Craig Rydin as our President and Chief Executive Officer, Paul Hill as our Senior Vice President, Operations and Harlan Kent as our Senior Vice President, Wholesale. These new additions, from outside of the candle industry, further strengthen our talented and experienced leadership team. We believe our breadth and strength of management will positively influence our ability to continue to successfully grow our company.

OUR GROWTH STRATEGY


    The key elements of our growth strategy are to:



    - CONTINUOUSLY BUILD AND ENHANCE THE YANKEE CANDLE-REGISTERED TRADEMARK-BRAND. We focus our organization on increasing consumer awareness of Yankee Candle, protecting and developing our brand image, and positioning a consistent branded image across all of our distribution channels.



    - CONTINUE RAPIDLY EXPANDING OUR RETAIL STORE BASE. We plan to open approximately 45 stores in 2002 and in each of the next several years and believe that there is the potential to operate between 600 and 700 total stores in North America.



    - CONTINUE GROWING OUR WHOLESALE DISTRIBUTION CHANNEL. We plan to increase sales to existing accounts, add new accounts and develop relationships with selected image-appropriate national retail chains as we have done with Linens `n Things and Bed, Bath & Beyond as well as increase distribution in underpenetrated markets such as the South, West and major metropolitan markets.



    - EXPAND OUR CATALOG AND INTERNET BUSINESS. We plan to grow our catalog and Internet business through several initiatives, including a focus on integrated branding, increased catalog circulation, expanded catalog concepts, product innovation and customized marketing programs.



    - EXPAND OUR SALES OUTSIDE OF NORTH AMERICA. Sales outside of North America currently represent less than 2% of our total sales, and we believe there is a significant opportunity to further build our brand presence and awareness in the future.

    - CONTINUE TO DRIVE GROWTH THROUGH PRODUCT INNOVATION. We plan to continue new product innovations developed by our experienced in-house design, marketing and product development team that in 2001 successfully developed and introduced, among other things, Yankee Candle-TM- Bath, a new line of personal care products, Yankee Candle sachets and 19 new fragrances into our core candle product lines, as well as a successful re-launch of our Country Kitchen-Registered Trademark- line.



                              RECENT DEVELOPMENTS



    We expect net sales for our first quarter ended March 30, 2002 to range
between $  and $  , comprised of total retail sales growth of   % to   % over
the first quarter of 2001 and wholesale sales growth of   % to   % over the
first quarter of 2001 as compared to the comparable prior period. Comparable
store and catalog and Internet sales are expected to be   % to   % over the
first quarter of 2001 and retail comparable store sales are expected to be   %
to   % over the first quarter of 2001. Earnings per share are expected to range between $ and $ . We plan to announce our first quarter financial results on April 24, 2002.

                                  THE OFFERING


Common stock offered by the selling
  stockholders.........................  12,500,000 shares

Common stock to be outstanding after
  the offering.........................  54,311,708 shares

Use of proceeds........................  We will not receive any proceeds from the offering.

NYSE symbol............................  YCC


                              -------------------

    Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 1,875,000 shares of common stock which the underwriters have the option to purchase from the selling stockholders to cover over-allotments.


    The number of shares of our common stock that will be outstanding immediately after the offering listed above includes 54,311,708 shares of common stock, or 54,326,829 shares of common stock if the over-allotment option is exercised in full, which are expected to be issued in connection with the offering upon exercise of outstanding stock options and which shares of common stock will be sold in the offering. At the closing of the offering, the number will not include 1,297,674 shares of common stock issuable upon the exercise of additional outstanding stock options, with a weighted average exercise price of $12.07.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The following tables present our summary consolidated financial and other data. The historical financial data as of December 30, 2000 and December 29, 2001 and for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 have been derived from the audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should read the summary consolidated financial and other data below in conjunction with the "Consolidated Financial Statements" and the accompanying notes. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

    The historical financial data may not be indicative of our future performance.

                                                                              FIFTY-TWO WEEKS ENDED
                                                               JANUARY 1,
                                                                  2000       DECEMBER 30, 2000    DECEMBER 29, 2001
                                                              ------------   ------------------   ------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...................................................    $262,075          $338,805             $379,831
Cost of goods sold..........................................     115,119           153,667              174,107
                                                                --------          --------             --------

Gross profit................................................     146,956           185,138              205,724
Selling expenses............................................      44,547            64,464               77,348
General and administrative expenses.........................      26,023            31,576               38,515
Restructuring charge........................................          --                --                8,000
                                                                --------          --------             --------

Income from operations......................................      76,386            89,098               81,861
Interest income.............................................        (627)             (235)                 (72)
Interest expense............................................      19,971            16,900               10,596
Other (income) expense......................................        (116)             (165)                 378
                                                                --------          --------             --------

Income before provision for income taxes....................      57,158            72,598               70,959
Provision for income taxes..................................      22,863            29,039               27,674
                                                                --------          --------             --------

Income before extraordinary loss on early extinguishment of
  debt......................................................      34,295            43,559               43,285

Extraordinary loss on early extinguishment of debt,
  net of tax................................................       3,162                --                   --
                                                                --------          --------             --------

Net income..................................................    $ 31,133          $ 43,559             $ 43,285
                                                                ========          ========             ========

Basic earnings per share:
Income before extraordinary item............................    $   0.69          $   0.82             $   0.81
                                                                ========          ========             ========
Net income..................................................    $   0.62          $   0.82             $   0.81
                                                                ========          ========             ========

Diluted earnings per share:
Income before extraordinary item............................    $   0.66          $   0.80             $   0.79
                                                                ========          ========             ========
Net income..................................................    $   0.60          $   0.80             $   0.79
                                                                ========          ========             ========

Weighted average basic shares outstanding...................      49,857            52,900               53,537
                                                                ========          ========             ========

Weighted average diluted shares outstanding.................      51,789            54,663               54,643
                                                                ========          ========             ========
SUPPLEMENTAL EARNINGS PER SHARE DATA:
Diluted earnings per share before restructuring charge......    $   0.60          $   0.80             $   0.88
                                                                ========          ========             ========

                                                                              FIFTY-TWO WEEKS ENDED
                                                               JANUARY 1,
                                                                  2000       DECEMBER 30, 2000    DECEMBER 29, 2001
                                                              ------------   ------------------   ------------------
                                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AS OF END OF PERIOD):
Cash and cash equivalents...................................   $  23,569         $  13,297            $  30,531
Working capital.............................................      (1,700)           (1,048)              (1,307)
Total assets................................................     286,474           311,828              321,284
Total debt..................................................     187,568           157,512              115,000
Total stockholders' equity..................................      61,435           105,167              148,104

OTHER DATA:
Number of retail stores (at end of period)..................         102               147                  192
Comparable store sales growth...............................        14.8%              8.9%                (1.7)%
Comparable store sales growth with catalog and Internet.....        16.8%             12.8%                 2.0%
Gross profit margin.........................................        56.1%             54.6%                54.2%
Depreciation and amortization...............................   $   6,709         $  10,762            $  14,347
Capital expenditures........................................      22,749            37,122               26,844
EBITDA(1)...................................................      82,237            98,861               94,716
Adjusted EBITDA(2)..........................................      83,150            99,300              103,664
Adjusted EBITDA margin......................................        31.7%             29.3%                27.3%

CASH FLOW DATA:
Net cash flows from operating activities....................   $  55,430         $  57,310            $  86,962
Net cash flows from investing activities....................     (22,676)          (37,457)             (26,428)
Net cash flows from financing activities....................     (39,683)          (30,042)             (43,256)


------------------------------

(1) EBITDA represents earnings before extraordinary items, interest, income taxes, depreciation and amortization. For this purpose, amortization does not include amortization of deferred financing costs of $974 in 1999 and $1,164 in 2000 and $1,114 in 2001, respectively, which amounts are included in interest expense. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(2) Adjusted EBITDA reflects EBITDA adjusted to eliminate (a) the $8,000 restructuring charge in 2001, (b) other (income) expense and (c) non-cash stock-based compensation.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP INTEREST IN YANKEE CANDLE. THE VALUE OF YOUR INVESTMENT MAY INCREASE OR DECREASE. THE OCCURRENCE OF ANY OF THE FOLLOWING RISKS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WHICH COULD RESULT IN THE LOSS OF ALL OR PART OF YOUR INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.


IF WE FAIL TO GROW OUR BUSINESS AS PLANNED OUR BUSINESS COULD SUFFER AND FINANCIAL RESULTS COULD DECLINE; AS WE GROW IT WILL BE DIFFICULT TO MAINTAIN OUR HISTORIC GROWTH RATES.



    We intend to continue to pursue a business strategy of increasing sales and earnings by expanding our retail and wholesale operations both in the United States and internationally. In particular, our retail growth strategy depends in large part on our ability to open new stores in both existing and new geographic markets. We intend to grow internally and not by acquisition. Since our ability to implement our growth strategy successfully will be dependent in part on factors beyond our control, including changes in consumer preferences and in our competitive environment, we may not be able to achieve our planned growth or sustain our financial performance. Our ability to anticipate changes in the candle and giftware industries, and identify industry trends, will be critical factors in our ability to remain competitive.



    We expect that, as we grow, it will become more difficult to maintain our growth rate, which could negatively impact our operating margins and results of operations. New stores typically generate lower operating margin contributions than mature stores because fixed costs, as a percentage of sales, are higher and because pre-opening costs are fully expensed in the year of opening. In addition, our retail sales generate lower margins than our wholesale sales. Our wholesale business has grown by increasing sales to existing customers and by adding new customers. If we are not able to continue this, our sales growth and profitability could be adversely affected. We cannot assure you that we will continue to grow at a rate comparable to our historic growth rate or that our historic financial performance will continue as we grow.



WE FACE SIGNIFICANT COMPETITION IN THE GIFTWARE INDUSTRY. THIS COMPETITION COULD CAUSE OUR REVENUES OR MARGINS TO FALL SHORT OF EXPECTATIONS WHICH COULD ADVERSELY AFFECT OUR FUTURE OPERATING RESULTS, FINANCIAL CONDITION AND LIQUIDITY AND OUR ABILITY TO CONTINUE TO GROW OUR BUSINESS.


    We compete generally for the disposable income of consumers with other producers in the approximately $55.2 billion giftware industry. The giftware industry is highly competitive with a large number of both large and small participants. Our products compete with other scented and unscented candle and personal care products and with other gifts within a comparable price range, like boxes of candy, flowers, wine, fine soap and related merchandise. Our retail stores compete with franchised candle store chains, specialty candle stores and gift and houseware retailers. Some of our competitors are part of large, diversified companies which have greater financial resources and a wider range of product offerings than we do. This competitive environment could adversely affect our future revenues and profits, financial condition and liquidity and our ability to continue to grow our business.


A MATERIAL DECLINE IN CONSUMERS' DISCRETIONARY INCOME COULD CAUSE OUR SALES AND
  INCOME TO DECLINE.



    Our results depend on consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the terrorist attacks on the United States, and the possibility of further terrorist attacks. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales.

BECAUSE WE ARE NOT A DIVERSIFIED COMPANY AND ARE DEPENDENT UPON ONE INDUSTRY, WE HAVE LESS FLEXIBILITY IN REACTING TO UNFAVORABLE CONSUMER TRENDS, ADVERSE ECONOMIC CONDITIONS OR BUSINESS CYCLES.



    We rely primarily on the sale of premium scented candles and related products in the giftware industry. In the event that sales of these products decline or do not meet our expectations, we cannot rely on the sales of other products to offset such a shortfall. As a significant portion of our expenses is comprised of fixed costs, such as lease payments, our ability to decrease expenses in response to adverse business conditions is limited in the short term. As a result, unfavorable consumer trends, adverse economic conditions or changes in the business cycle could have a material and adverse impact on our earnings.



IF WE LOSE OUR SENIOR EXECUTIVE OFFICERS, OUR BUSINESS COULD BE DISRUPTED AND OUR FINANCIAL PERFORMANCE COULD SUFFER.


    Our success is substantially dependent upon the retention of our senior executive officers. If our senior executive officers become unable or unwilling to participate in our business, our future business and financial performance could be materially affected.


MANY ASPECTS OF OUR MANUFACTURING AND DISTRIBUTION FACILITIES ARE CUSTOMIZED FOR OUR BUSINESS; AS A RESULT, THE LOSS OF ONE OF THESE FACILITIES WOULD DISRUPT OUR OPERATIONS.


    Approximately 80% of our sales are generated by products we manufacture at our manufacturing facility in Whately, Massachusetts and we rely primarily on our distribution facilities in South Deerfield, Massachusetts to distribute our products. Because most of our machinery is designed or customized by us to manufacture our products and because we have strict quality control standards for our products, the loss of our manufacturing facility, due to natural disaster or otherwise, would materially affect our operations. Similarly, our distribution facilities rely upon customized machinery, systems and operations, the loss of which would materially affect our operations. Although our manufacturing and distribution facilities are adequately insured, we believe it would take up to twelve months to resume operations at a level equivalent to current operations.

SEASONAL, QUARTERLY AND OTHER FLUCTUATIONS IN OUR BUSINESS, AND GENERAL INDUSTRY AND MARKET CONDITIONS, COULD AFFECT THE MARKET FOR OUR COMMON STOCK.

    Our net sales and operating results vary from quarter to quarter. We have historically realized higher net sales and operating income in our fourth quarter, particularly in our retail business which accounts for a larger portion of our sales. We believe that this has been due primarily to an increase in giftware industry sales during the holiday season of the fourth quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, we may also experience quarterly fluctuations in our net sales and income depending on various factors, including, among other things, the number of new retail stores we open in a particular quarter, changes in the ordering patterns of our wholesale customers during a particular quarter, and the mix of products sold. Most of our operating expenses, such as rent expense, advertising and promotional expense and employee wages and salaries, do not vary directly with net sales and are difficult to adjust in the short term. As a result, if net sales for a particular quarter are below our expectations, we might not be able to proportionately reduce operating expenses for that quarter, and therefore a net sales shortfall could have a disproportionate effect on our operating results for that quarter. Further, our comparable store sales from our retail business in a particular quarter could be adversely affected by competition, economic or other general conditions or our inability to execute a particular business strategy. As a result of these factors, we may report in the future net sales, operating results or comparable store sales that do not match the expectations of market analysts and investors. This could cause the trading price of our common stock to decline. In addition, broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.


OUR TWO LARGEST STOCKHOLDERS, WHO ARE AFFILIATES OF FORSTMANN LITTLE & CO., EFFECTIVELY CONTROL US AND THEIR INTERESTS MAY CONFLICT WITH THOSE OF OTHER STOCKHOLDERS.



    Following the offering, two Forstmann Little & Co. partnerships will together own approximately 43% of our outstanding common stock and together will continue to effectively control us. Accordingly, they will be able to:


    - influence the election of our entire board of directors and, until they no longer own any shares of our common stock, they have the contractual right to nominate two directors to our board of directors,

    - control our management and policies, and


    - affect the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, even where the transaction is not in the best interests of all stockholders.


    They will also be able to prevent or cause a change in control of Yankee Candle and may be able to amend our Articles of Organization and By-Laws. The interests of the Forstmann Little partnerships may conflict with the interests of the other holders of common stock.

EXISTING STOCKHOLDERS MAY SELL THEIR COMMON STOCK, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


    Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that these sales could occur, could materially and adversely affect our stock price. As of December 29, 2001, there were 54,210,901 shares of common stock outstanding. After the offering, the Forstmann Little partnerships will have five demand rights to cause us to file a registration statement, at our expense, under the Securities Act of 1933, as amended, covering resales of the 23,442,854 shares of common stock to be held by them. These shares, along with shares held by others who can participate in the registrations, will represent 51% of our outstanding common stock following the offering. These shares may also be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be affiliates of Yankee Candle.


PROVISIONS IN OUR CORPORATE DOCUMENTS AND MASSACHUSETTS LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF YANKEE CANDLE.

    Our Articles of Organization and By-Laws may discourage, delay or prevent a merger or acquisition involving Yankee Candle that our stockholders may consider favorable, by:

    - authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors,

    - providing for a classified board of directors, with staggered three-year terms, and

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings.

    Massachusetts law may also discourage, delay or prevent someone from acquiring or merging with us. For a description you should read "Description of Capital Stock."

THE PLEDGE OF SUBSTANTIALLY ALL OF OUR ASSETS TO SECURE OUR OBLIGATIONS UNDER OUR CREDIT AGREEMENT MAY HINDER OUR ABILITY TO OBTAIN ADDITIONAL DEBT FINANCING ON FAVORABLE TERMS.



    We have pledged substantially all of our assets to secure our obligations under our credit agreement. Subject to restrictions contained in our credit agreement, we may incur additional indebtedness in the future. However, due to the pledge of our assets, a creditor lending to us on a senior unsecured basis will be effectively subordinated to our bank lenders. This could limit our ability to obtain, or obtain on favorable terms, and may make more costly additional debt financing outside of our credit agreement. While we do not expect to require additional financing prior to the expiration of our credit agreement, if we needed to do so the inability to obtain additional financing on favorable terms could adversely impact our results of operations or inhibit our ability to realize our growth strategy.



WE DO NOT CURRENTLY INTEND TO PAY DIVIDENDS ON OUR CAPITAL STOCK.



    We have never paid a cash dividend on our common stock as a public company and we do not intend to pay any cash dividends in the foreseeable future, but instead intend to retain earnings for the future operation of the business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions, and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement, we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we meet this requirement, we do not currently intend to pay dividends.


THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WHICH COULD DIFFER FROM ACTUAL FUTURE RESULTS.

    This prospectus includes forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described above, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we cannot assure you that our goals will be achieved and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update or revise them or provide reasons why actual results may differ.

                                USE OF PROCEEDS


    We will not receive any proceeds from the sale of common stock in the offering by the selling stockholders. In connection with the offering, approximately 16 of our executive officers and employees are expected to exercise stock options to purchase, in the aggregate, 100,807 shares of common stock from Yankee Candle for an aggregate exercise price of approximately $428,430. All of these shares are expected to be sold in the offering.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock has been traded on the New York Stock Exchange since
July 1, 1999 under the symbol "YCC". Prior to that time, there was no public market for our common stock. The following table sets forth, for the calendar periods indicated, the high and low prices per share of our common stock as reported on the New York Stock Exchange-Composite Transaction Reporting System.


1999                                                              HIGH               LOW
----                                                         ---------------   ---------------
Third quarter..............................................  $         24.63   $         16.50
Fourth quarter.............................................  $         19.75   $         14.19

2000
First quarter..............................................  $         17.81   $         12.38
Second quarter.............................................  $         25.94   $         14.13
Third quarter..............................................  $         24.50   $         17.00
Fourth quarter.............................................  $         21.00   $         10.00

2001
First quarter..............................................  $         18.95   $         10.56
Second quarter.............................................  $         19.98   $         12.88
Third quarter..............................................  $         19.09   $         15.70
Fourth quarter.............................................  $         22.93   $         16.86

2002
First quarter (through March 21)...........................  $         22.88   $         18.30



    On March 21, 2002, the closing sale price as reported on the New York Stock Exchange-Composite Transaction Reporting System for our common stock was $22.88 per share. As of February 25, 2002, there were approximately 300 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.



    We have never paid a cash dividend on our common stock as a public company and we do not intend to pay any cash dividends in the foreseeable future, but instead intend to retain earnings for the future operation of the business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions, and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement, we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we meet this requirement, we do not currently intend to pay dividends.

                                 CAPITALIZATION

    The following table sets forth our long-term debt and equity capitalization as of December 29, 2001. The offering will have no impact on our long-term debt or capitalization because we are not receiving any of the proceeds.

                                                              DECEMBER 29, 2001
                                                              ------------------
                                                                (IN THOUSANDS
                                                               EXCEPT PER SHARE
                                                                   AMOUNTS)
Long-term debt:
  Term loan.................................................       $  82,500
  Revolving credit loan.....................................          32,500
                                                                   ---------
    Total long-term debt(1).................................       $ 115,000

Stockholders' equity:
  Common stock, par value $.01 per share, 300,000,000 shares
    authorized, 54,210,901 shares outstanding...............           1,041
  Additional paid-in capital................................         224,850
  Treasury stock............................................        (213,752)
  Retained earnings.........................................         137,025
  Unearned stock compensation...............................            (522)
  Accumulated other comprehensive loss......................            (538)
                                                                   ---------
    Total stockholders' equity..............................       $ 148,104
                                                                   ---------

      Total capitalization..................................       $ 263,104
                                                                   =========

------------------------

(1) In addition to this long-term debt, we have operating lease commitments which totalled $146,290 as of December 29, 2001.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table presents our selected consolidated financial and other data and should be read in conjunction with the "Consolidated Financial Statements" and the accompanying notes. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical financial data as of December 30, 2000 and December 29, 2001 and for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 have been derived from the audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The historical financial data as of December 31, 1997 and 1998 and January 1, 2000 and for the years ended December 31, 1997 and 1998 have been derived from audited financial statements for the corresponding periods, which are not contained in this prospectus. The selected historical financial data may not be indicative of our future performance.

    Before the recapitalization on April 27, 1998, Yankee Candle was an S Corporation for federal and state income tax purposes. As a result, taxable earnings were taxed directly to the then existing sole stockholder. Since the 1998 recapitalization, Yankee Candle has been a C Corporation subject to federal and state income taxes.

    The data set forth for the following items assumes that Yankee Candle was subject to federal and state income taxes and was taxed as a C Corporation at the effective tax rates that would have applied for all periods:

    - pro forma provision (benefit) for income taxes,

    - pro forma net income (loss), and

    - pro forma earnings per share (basic and diluted).

                                           YEAR ENDED
                                          DECEMBER 31,                           FIFTY-TWO WEEKS ENDED
                                     -----------------------   ----------------------------------------------------------
                                        1997         1998      JANUARY 1, 2000    DECEMBER 30, 2000    DECEMBER 29, 2001
                                     ----------   ----------   ----------------   ------------------   ------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $  147,364   $  188,722       $262,075            $338,805             $379,831
Cost of goods sold.................      65,330       83,350        115,119             153,667              174,107
                                     ----------   ----------       --------            --------             --------
Gross profit.......................      82,034      105,372        146,956             185,138              205,724
Selling expenses...................      26,935       30,546         44,547              64,464               77,348
General and administrative
  expenses.........................      27,031       19,753         26,023              31,576               38,515
Bonus related to the 1998
  recapitalization.................          --       61,263             --                  --                   --
Restructuring charge...............          --           --             --                  --                8,000
                                     ----------   ----------       --------            --------             --------
Income (loss) from operations......      28,068       (6,190)        76,386              89,098               81,861
Interest income....................        (151)        (219)          (627)               (235)                 (72)
Interest expense...................       2,154       16,268         19,971              16,900               10,596
Other (income) expense.............         334          737           (116)               (165)                 378
                                     ----------   ----------       --------            --------             --------
Income (loss) before provision for
  income taxes.....................      25,731      (22,976)        57,158              72,598               70,959
Provision for income taxes.........       1,360        9,656         22,863              29,039               27,674
                                     ----------   ----------       --------            --------             --------
Income (loss) before extraordinary
  loss on early extinguishment of
  debt.............................      24,371      (32,632)        34,295              43,559               43,285
Extraordinary loss on early
  extinguishment of debt, net of
  tax..............................          --           --          3,162                  --                   --
                                     ----------   ----------       --------            --------             --------
Net income (loss)..................  $   24,371   $  (32,632)      $ 31,133            $ 43,559             $ 43,285
                                     ==========   ==========       ========            ========             ========

                                           YEAR ENDED
                                          DECEMBER 31,                           FIFTY-TWO WEEKS ENDED
                                     -----------------------   ----------------------------------------------------------
                                        1997         1998      JANUARY 1, 2000    DECEMBER 30, 2000    DECEMBER 29, 2001
                                     ----------   ----------   ----------------   ------------------   ------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic earnings per share:
  Income (loss) before
    extraordinary item.............  $     0.25   $    (0.51)      $   0.69            $   0.82             $   0.81
                                     ==========   ==========       ========            ========             ========
  Net income (loss)................  $     0.25   $    (0.51)      $   0.62            $   0.82             $   0.81
                                     ==========   ==========       ========            ========             ========
Diluted earnings per share:
  Income (loss) before
    extraordinary item.............  $     0.25   $    (0.51)      $   0.66            $   0.80             $   0.79
                                     ==========   ==========       ========            ========             ========
  Net income (loss)................  $     0.25   $    (0.51)      $   0.60            $   0.80             $   0.79
                                     ==========   ==========       ========            ========             ========
Pro forma provision (benefit) for
  income taxes.....................      10,686       (8,731)
                                     ==========   ==========
Pro forma net income (loss)........  $   15,045   $  (14,245)
                                     ==========   ==========
Pro forma basic earnings per
  share............................  $     0.15   $    (0.22)
                                     ==========   ==========
Pro forma diluted earnings per
  share............................  $     0.15   $    (0.22)
                                     ==========   ==========
Weighted average basic shares
  outstanding......................      98,005       64,458         49,857              52,900               53,537
                                     ==========   ==========       ========            ========             ========
Weighted average diluted shares
  outstanding......................      98,005       64,458         51,789              54,663               54,643
                                     ==========   ==========       ========            ========             ========

SUPPLEMENTAL EARNINGS PER SHARE
  DATA:
Diluted earnings per share before
  restructuring charge.............  $     0.25   $    (0.51)      $   0.60            $   0.80             $   0.88
                                     ==========   ==========       ========            ========             ========

BALANCE SHEET DATA (AS OF END OF
  PERIOD):
Cash and cash equivalents..........  $    7,377   $   30,411       $ 23,569            $ 13,297             $ 30,531
Working capital....................      (4,986)      31,005         (1,700)             (1,048)              (1,307)
Total assets.......................      73,096      275,345        286,474             311,828              321,284
Total debt.........................      25,264      320,000        187,568             157,512              115,000
Total stockholders' equity
  (deficit)........................      34,791      (68,591)        61,435             105,167              148,104

OTHER DATA:
Number of retail stores (at end of
  period)..........................          47           62            102                 147                  192
Comparable store sales growth......        16.4%        16.5%          14.8%                8.9%                (1.7)%
Comparable store sales growth with
  catalog and Internet.............        15.9%        17.6%          16.8%               12.8%                 2.0%
Gross profit margin................        55.7%        55.8%          56.1%               54.6%                54.2%
Depreciation and amortization......  $    3,581   $    4,662       $  6,709            $ 10,762             $ 14,347
Capital expenditures...............       9,173        9,433         22,749              37,122               26,844
EBITDA(1)..........................      31,315       (2,865)        82,237              98,861               94,716
Adjusted EBITDA(2).................      42,139       59,251         83,150              99,300              103,664
Adjusted EBITDA margin(3)..........        28.6%        31.4%          31.7%               29.3%                27.3%

                                           YEAR ENDED
                                          DECEMBER 31,                           FIFTY-TWO WEEKS ENDED
                                     -----------------------   ----------------------------------------------------------
                                        1997         1998      JANUARY 1, 2000    DECEMBER 30, 2000    DECEMBER 29, 2001
                                     ----------   ----------   ----------------   ------------------   ------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CASH FLOW DATA:
Net cash flows from operating
  activities.......................  $   30,035   $  (11,578)      $ 55,430            $ 57,310             $ 86,962
Net cash flows from investing
  activities.......................      (9,961)      (9,305)       (22,676)            (37,457)             (26,428)
Net cash flows from financing
  activities.......................     (13,541)      43,917        (39,683)            (30,042)             (43,256)


--------------------------


(1) EBITDA represents earnings before extraordinary items, interest, income taxes, depreciation and amortization. For this purpose, amortization does not include amortization of deferred financing costs of $974 in 1999 and $1,164 in 2000 and $1,114 in 2001, respectively, which amounts are included in interest expense. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.



(2) Adjusted EBITDA reflects EBITDA adjusted to eliminate (a) the bonus of $61,263 in 1998 related to the 1998 recapitalization, (b) the $8,000 restructuring charge in 2001, (c) other (income) expense, (d) non-cash stock-based compensation, and (e) compensation and benefits paid to the former sole stockholder of the S Corporation of $10,490 in 1997.



(3) Adjusted EBITDA margin reflects adjusted EBITDA as a percentage of net sales.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW


    We are the leading designer, manufacturer and branded marketer of premium scented candles in the large and growing giftware industry based on sales. We have experienced strong sales growth with sales increasing to $379.8 million in 2001 from $115.2 million in 1996, a compound annual growth rate of 27%. We have previously publicly disclosed that we expect sales in 2002 to range between $444.4 million and $452.0 million, and earnings per share in 2002 to range between $1.10 and $1.12.


    The following discussion of our financial performance, operating results, liquidity and capital resources should be read together with our audited consolidated financial statements included elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    "Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to inventories, restructuring costs, bad debts, intangible assets, income taxes, debt service and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.


    As described in the Notes to the Consolidated Financial Statements, we sell our products both directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale while revenue from wholesale customers is recognized when shipped. Customers, be they retail or wholesale, do have the right to return product to us in certain limited situations. Such rights of return have not precluded revenue recognition because we have a long history with such returns on which we construct a reserve. This reserve, as a percentage of sales, has historically approximated 0.2%. This estimate, however, is subject to change. In addition to returns, we bear credit risk relative to our wholesale customers. We have provided a reserve for bad debts in our financial statements based on our estimates of the creditworthiness of our customers. However, this estimate is also subject to change.


    We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. In addition, our inventory is stated at the lower of cost or market on a last-in first-out ("LIFO") basis. Fluctuation in inventory levels along with the cost of raw materials could impact the carrying value of our inventory.

    We have a significant deferred tax asset recorded in our financial statements. This asset arose at the time of our recapitalization in 1998 and is, in essence, a future tax deduction for us. The recoverability of this future tax deduction is dependent upon our future profitability. We have made an assessment that this asset is more likely than not to be recovered and that the asset is appropriately reflected on the balance sheet. Should we find that we are not able to utilize this deduction in the future, we would have to record a reserve for all or a part of this asset.


    In fiscal 2001, we closed our distribution facility in Utah and recorded a restructuring charge. Part of the shut-down charge related to the lease commitment that we have through 2005. We have not recorded the entire commitment as a liability since we believe that we will be able to sublet the facility at some time in the near future. However, there is no absolute certainty that we will be able to sublet the facility and the estimate of future net lease commitments could change in the future. We estimate the remaining occupancy obligation that has not been reserved for is approximately $1.5 million.


THE WHOLESALE CHANNEL


    Our wholesale distribution strategy targets gift, home decor and other image-appropriate retailers. We distribute our products through an extensive wholesale customer base of approximately 13,500 locations. Our wholesale base is broad with no customer accounting for more than 2% of total sales. We market our wholesale products through our own direct sales force which enhances our customer communication resulting in a better customer service through superior order accuracy and response times.


    We have experienced 18% compound annual growth in wholesale sales since 1996 and in 2001, our wholesale division generated $168.1 million in sales.

RETAIL DIVISION

    Our nationally recognized brand and multi-channel distribution strategy has enabled us to successfully roll-out our retail stores. As of December 29, 2001, we had 192 retail stores in 39 states, 68% of which have been opened in the last three years. In 2001, our retail stores that were open for the full year, excluding our flagship South Deerfield store, achieved average sales per selling square foot of $822.

    We also market our products through catalogs and our Internet web site at www.yankeecandle.com. We continually upgrade our web site and catalog offerings in order to provide existing and new customers with convenient purchase options. In 2001, our catalog and Internet business, which is a part of our retail division, grew by 68% and generated over $15 million in sales.

    We have experienced 38% compound annual growth in retail sales since 1996 and, in 2001, our retail division generated $211.7 million in sales.

PERFORMANCE MEASURES


    We measure the performance of our retail and wholesale segments through a segment margin calculation, which specifically identifies not only gross profit on the sales of products through the two channels but also costs and expenses specifically related to each segment.


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    We have experienced, and may experience in the future, fluctuations in our quarterly operating results. There are numerous factors that can contribute to these fluctuations; however, the principal factors are seasonality and new store openings.

    SEASONALITY. We have historically realized higher revenues and operating income in our fourth quarter, particularly in our retail business which is becoming a larger portion of our sales. We believe that this has been due primarily to increased sales in the giftware industry during the holiday season of the fourth quarter.

    NEW STORE OPENINGS. The timing of our new store openings may also have an impact on our quarterly results. First, we incur certain one-time expenses related to opening each new store. These expenses, which consist primarily of salaries, supplies and marketing costs, are expensed as incurred. Second, most store expenses vary proportionately with sales, but there is a fixed cost component. This typically results in lower store profitability when a new store opens because new stores generally have lower sales than mature stores. Due to both of these factors, during periods when new store openings as a percentage of the base are higher, operating profit may decline in dollars and/or as a percentage of sales. As the overall store base matures, the fixed cost component of selling expenses is spread over an increased level of sales, resulting in a decrease in selling and other expenses as a percentage of sales.

  FIFTY-TWO WEEKS ENDED DECEMBER 29, 2001 ("2001") COMPARED TO FIFTY-TWO WEEKS
                        ENDED DECEMBER 30, 2000 ("2000")

NET SALES

    Net sales increased 12.1% to $379.8 million in 2001 from $338.8 million in 2000. This growth was primarily achieved by increasing the number of retail stores from 147 to 192, increasing sales through catalog and Internet operations and increasing sales to wholesale customers.

    Wholesale sales, including European operations, increased 2.8% to $168.1 million in 2001 from $163.5 million in 2000. This growth was achieved both by increasing sales to existing customers and by increasing the number of wholesale locations. We believe that wholesale sales growth has been and will continue to be positively impacted by marketing and merchandising programs, new product introductions, wholesale exclusive products, the addition of new wholesale locations and the anticipated continued growth of our European operations.

    Retail sales increased 20.8% to $211.7 million in 2001 from $175.3 million in 2000. There were 192 retail stores open as of December 29, 2001 compared to 147 stores open at December 30, 2000. The increase in retail sales was achieved primarily through the addition of 45 new stores and increased sales in catalog and Internet operations. Comparable store and catalog and Internet sales in 2001 increased 2.0% compared to 2000. Retail comparable store sales in 2001 decreased 1.7% compared to 2000. There were 147 stores included in the comparable store base at the end of 2001, and 45 of these stores were included for less than a full year.


    The events of September 11th had significant negative effects on both our wholesale and retail divisions in 2001. In wholesale we had achieved low double-digit year-to-date growth in incoming order volume as of the week preceding September 11th. Incoming order volume for the 15 weeks subsequent to September 11th grew 2.3% over the comparable prior year period. In retail, with mall traffic down significantly after September 11th, comparable store and catalog and Internet sales declined, on a year to date basis, from 10.0% through August of 2001 to 2.0% as of the end of the year.


GROSS PROFIT


    Gross profit increased 11.1% to $205.7 million in 2001 from $185.1 million in 2000. As a percentage of net sales, gross profit decreased to 54.2% in 2001 from 54.6% in 2000. The decrease in gross profit as a percentage of net sales for 2001 was primarily attributable to discounts associated with the sell-through of holiday merchandise in the retail business during the first quarter of 2001, a higher mix of sales associated with our fragrance of the month sales program and a higher mix of non-manufactured sales. The gross profit rate in each of the third and fourth quarters of 2001 was higher than the comparable prior year quarter, and for the last half of 2001 increased to 56.3% from

55.0% in the last half of 2000. The improvement in the gross profit rate in the last half of 2001 compared to the last half of 2000 was primarily the result of supply chain inefficiencies in the fourth quarter of 2000 that were not experienced in the latter half of 2001. The supply chain inefficiencies in the fourth quarter of 2000 were related to significant over-staffing in our manufacturing and logistics operations. These supply chain inefficiencies were corrected in the first quarter of 2001 through the closure of our Salt Lake City distribution center and the reduction of our workforce by approximately 450 people.


SELLING EXPENSES

    Selling expenses increased 20.0% to $77.3 million in 2001 from $64.5 million in 2000. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as preopening costs, which are expensed as incurred. As a percentage of net sales, selling expenses were 20.4% in 2001 and 19.0% in 2000. The primary factor behind the increase in selling expenses in dollars and as a percentage of sales was the increase in the number of retail stores we operated and the resulting shift in business mix between retail and wholesale sales. Retail sales, which have higher selling expenses as a percentage of sales than wholesale sales, represented 55.7% of total sales in 2001 compared to 51.7% in 2000. The number of retail stores increased from 147 in 2000 to 192 in 2001. The increase in selling expenses as a percentage of sales is also explained by the heavy weighting of new stores. We opened 45 new stores in 2001 and 2000. New stores typically generate lower operating margin contributions than stores that have been open for more than one year since fixed costs, as a percentage of sales, are higher during the early sales maturation period and since preopening costs are fully expensed in the year of opening. Excluding the sales and selling expenses of the 2000 and 2001 store classes from the fifty-two weeks ended December 29, 2001, and the sales and selling expenses of the 2000 store class from the fifty-two weeks ended December 30, 2000, store selling expenses declined as a percentage of sales.

SEGMENT PROFITABILITY

    Segment profitability is net sales less cost of sales and selling expenses. Segment profitability for our wholesale operations, including Europe, was $65.4 million, or 38.9% of wholesale sales in 2001 compared to $64.7 million or 39.6% of wholesale sales in 2000. Segment profitability for our retail operations was $63.0 million or 29.8% of retail sales in 2001 compared to $55.9 million or 31.9% of retail sales in 2000. The decrease in segment profitability as a percentage of sales for 2001 was primarily attributable to discounts associated with the sell-through of holiday merchandise in the retail business during the first quarter of 2001, a higher mix of sales associated with our fragrance of the month sales program and a higher mix of non-manufactured sales. Segment profitability for the last half of 2001 increased to 38.5% from 38.0% in the last half of 2000. The improvement in segment profitability in the last half of 2001 compared to the last half of 2000 was primarily the result of supply chain inefficiencies in the fourth quarter of 2000 that were not experienced in the fourth quarter of 2001.

GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses, which consist primarily of personnel-related costs incurred in support functions, increased 22.0% to $38.5 million in 2001 from $31.6 million in 2000. As a percentage of net sales, general and administrative expenses increased to 10.1% from 9.3%. The increase in general and administrative expenses was primarily due to the new systems infrastructure installed in the last half of fiscal 2000, occupancy expenses associated with our new headquarters building opened in May 2001 and expenses associated with the bonus program.

RESTRUCTURING CHARGE

    A restructuring charge for $8.0 million was recorded in 2001 to record costs associated with our decision to consolidate and restructure our distribution and manufacturing operations. We shut down our Utah distribution facility and restructured our distribution and manufacturing work-force during 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. An analysis of the restructuring reserve is as follows:

                                                            COSTS PAID
                                                            DURING THE
                                                          FIFTY-TWO WEEKS
                                                               ENDED           ACCRUED AS OF
                                              EXPENSE    DECEMBER 29, 2001   DECEMBER 29, 2001
                                              --------   -----------------   -----------------
Occupancy...................................   $2,635          $  781             $1,854
Employee related............................    2,635           2,304                331
Other.......................................      606             606                 --
                                               ------          ------             ------
  Total.....................................   $5,876          $3,691             $2,185
                                               ======          ======             ======

    In addition, as described above, we recorded a $2,124 pre-tax write-down of non-recoverable leasehold improvements, fixture and equipment investments at our Utah facility.


    The closure of our Utah distribution facility and the restructuring of our distribution and manufacturing workforce in the first quarter of 2001 did not negatively impact our ability to execute our growth strategy in 2001, and we do not believe it will have any negative impact on our ability to execute our growth strategy in the future. In April 2001, we opened a new 256,000 square foot distribution center in South Deerfield, Massachusetts and consolidated substantially all distribution operations in this facility.


NET OTHER EXPENSE


    Net other expense was $10.9 million in 2001 compared to $16.5 million in 2000. The primary component of this expense was interest expense, which was $10.6 million in 2001 compared to $16.9 million in 2000. The decrease in interest expense was the result of the reduction in total debt outstanding from $157.5 million at December 30, 2000 to $115.0 million at December 29, 2001, and a reduction in borrowing rates resulting from decreases in the federal funds and eurodollar rates.


INCOME TAXES

    The income tax provision for 2001 was $27.7 million compared to $29.0 million for 2000. The 2001 tax provision reflects an effective tax rate of 39% compared to 40% in 2000.

NET INCOME

    Net income decreased 0.6% to $43.3 million in 2001 from $43.6 million in 2000. The restructuring charge recorded in 2001 reduced 2001 net income by $4.9 million.

  FIFTY-TWO WEEKS ENDED DECEMBER 30, 2000 ("2000") COMPARED TO FIFTY-TWO WEEKS
                         ENDED JANUARY 1, 2000 ("1999")

NET SALES

    Net sales increased 29.3% to $338.8 million in 2000 from $262.1 million in 1999. This growth was primarily achieved by increasing the number of retail stores from 102 to 147, increasing sales in existing retail stores and catalog and Internet operations and increasing sales to wholesale customers.

    Wholesale sales, including European operations, increased 17.8% to $163.5 million from $138.9 million for 1999. This growth was achieved primarily by increasing sales to existing customers. We believe that wholesale sales growth has been and will continue to be positively impacted by increased promotional spending, the addition of new wholesale locations and the anticipated growth of our European operations.

    Retail sales increased 42.3% to $175.3 million in 2000 from $123.2 million for 1999. This growth was achieved primarily through the addition of 45 new stores, increased sales in existing stores and increased sales in catalog and Internet operations. Comparable store and catalog and Internet sales in 2000 increased 12.8% over 1999. Retail comparable store sales in 2000 increased 8.9% over 1999. There were 102 stores included in the comparable store base at the end of 2000, and 40 of these stores were included for less than a full year. Our continued growth in comparable store sales was attributable to the increased number and strong performance of new stores entering the comparable store base and continued sales growth in stores opened prior to 1999.

GROSS PROFIT


    Gross profit increased 26.0% to $185.1 million in 2000 from $147.0 million in 1999. As a percentage of net sales, gross profit decreased to 54.6% in 2000 from 56.1% in 1999. The decrease in gross profit as a percentage of net sales was primarily due to inefficiencies in supply chain operations. In anticipation of a significantly stronger holiday selling season in the fourth quarter of 2000, we increased our logistics and manufacturing infrastructure more rapidly than was ultimately required. As a result, during the fourth quarter we incurred excess labor and support costs due to significant over-staffing in both our manufacturing and logistics operations. Other factors that contributed to the decline in gross profit as a percentage of sales were approximately
$1.3 million of unexpected distribution costs incurred during the third quarter of 2000, due to shipping inefficiencies caused during the implementation of new distribution software; and the cost of operating our Utah distribution facility for a full year in 2000 compared to approximately 18 weeks in 1999.


SELLING EXPENSES

    Selling expenses increased 45.0% to $64.5 million in 2000 from $44.5 million in 1999. These expenses were related to both wholesale and retail operations and consist of payroll, advertising, occupancy and other operating costs. As a percentage of net sales, selling expenses were 19.0% in 2000 and 17.0% in 1999. The primary factor behind the increase in selling expense in dollars and as a percentage of sales was the increase in the number of retail stores operated by us and the resulting shift in business mix between retail and wholesale sales. Retail sales, which have higher selling expenses as a percentage of sales than wholesale sales, represented 51.7% of total sales in 2000 compared to 47.0% in 1999. The number of retail stores increased from 102 in 1999 to 147 in 2000. Selling expenses as a percentage of sales in new stores are generally higher than in stores that have been open for more than one year since fixed costs, as a percentage of sales, are higher during the early sales maturation period and since preopening costs are fully expensed in the year of opening.

SEGMENT PROFITABILITY

    Segment profitability is net sales less cost of sales and selling expenses. Segment profitability for our wholesale operations, including Europe, was $64.7 million, or 39.6% of wholesale sales in 2000 compared to $59.4 million or 42.7% of wholesale sales in 1999. Segment profitability for our retail operations was $55.9 million or 31.9% of retail sales in 2000 compared to $43.1 million or 35.0% of retail sales in 1999. The decrease in wholesale and retail segment profitability as a percentage of net sales was largely attributable to inefficiencies in supply chain operations, as described above. Other factors that contributed significantly to the decline in segment profitability as a percentage of net sales were approximately $1.3 million of unexpected distribution costs incurred during the third quarter of 2000, due to shipping inefficiencies caused during the implementation of new distribution software; and the cost of operating our Utah distribution facility for a full year in 2000 compared to approximately 18 weeks in 1999.

GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses, which consist primarily of personnel-related costs incurred in support functions, increased 21.3% to $31.6 million in 2000 from $26.0 million in 1999. As a percentage of net sales, general and administrative expenses decreased to 9.3% from 9.9%. The increase in general and administrative expense in dollars was primarily attributable to our continued investment in building our organizational infrastructure. The decrease in general and administrative expenses as a percentage of net sales was attributable to our leveraging of these expenses over a larger sales base.

INCOME FROM OPERATIONS

    Income from operations increased 16.6% to $89.1 million in 2000 from $76.4 million for 1999. Income from operations as a percentage of net sales decreased to 26.3% in 2000 compared to 29.1% in 1999.

NET OTHER EXPENSE

    Net other expense was $16.5 million in 2000 compared to $19.2 million in 1999. The primary component of this expense was interest expense, which was $16.9 million in 2000 compared to $20.0 million in 1999. The decrease in interest expense was the result of the reduction in total debt outstanding from $187.5 million at January 1, 2000 compared to $157.5 million at December 30, 2000.

INCOME TAXES

    The income tax provision for 2000 was $29.0 million compared to $22.9 million for 1999. The 2000 and 1999 tax provisions reflect an effective tax rate of 40%.

NET INCOME

    Net income increased 40% to $43.6 million in 2000 from $31.1 million in 1999.

LIQUIDITY AND CAPITAL RESOURCES


    We have consistently generated positive cash flow from operations. Specifically, over the last three fiscal years we have generated a total of approximately $200 million, including almost $87 million in 2001. These amounts have exceeded net income in all the fiscal years presented due to two factors. First, we have incurred non-cash charges for depreciation and amortization. Second, income tax expense has significantly exceeded taxes actually paid out owing to tax deductions that we continue to avail ourselves of that arose from the 1998 recapitalization. These significant tax deductions are to continue for the next eleven years. On an annual basis, this results in tax savings of approximately

$11.7 million per year through 2013 assuming sufficient income to realize the full benefit of this deduction.



    These internally generated cash flows have been sufficient to fund necessary capital expenditures for our expansion plans. Capital expenditures in 2001 were $26.8 million and were related to (i) the capital requirements to open 45 new stores; (ii) investments in logistics operations including the opening of a new distribution center in April 2001; (iii) information systems; and
(iv) manufacturing operations. Such capital expenditures were approximately $37.1 million in 2000 and related to similar type expenditures. More specifically, 45 new stores were opened in 2000 and we undertook a significant upgrade to our information systems in that year. We anticipate that capital expenditures in 2002 will total approximately $28.0 million and will be spent in a similar manner as in 2001. We believe that we will open approximately 45 new stores in 2002.



    Despite significant capital expenditures, operating cash flows have still provided sufficient cash to both fund repayments of our term loan and borrowings under our credit facility. We currently have a credit agreement with a consortium of banks that was established at the time of our initial public offering. This credit agreement provides for a maximum borrowing of $300 million and consists of a revolving credit facility for $150 million and a term loan for $150 million. We can elect to set the interest rate on all or a portion of the borrowings outstanding under the credit agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus 1/2% plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at December 29, 2001 was 2.94%.



    Our credit agreement requires that we comply with several financial and other covenants, including requirements that we maintain at the end of each fiscal quarter the following financial ratios as specifically defined in our credit agreement:



    - a consolidated total debt to consolidated EBITDA ratio of no more than 3.0 to 1.0 at December 29, 2001 (at December 29, 2001 this ratio was 1.13 to 1.00) and of no more than 2.5 to 1.0 for subsequent fiscal quarters.



    - a fixed charge coverage ratio (the ratio of the sum of consolidated EBITDA plus lease expense to the sum of consolidated cash interest expense plus lease expense) of no less than 3.50 to 1.0 at December 29, 2001 (at December 29, 2001 this ratio was 4.96 to 1.00) and of no more than 4.0 to
      1.0 for subsequent fiscal quarters.



    This credit arrangement does not mature until 2004. No payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments ranging from $7.5 million to $9.5 million in March, June, September and December of each year commencing on December 31, 1999. As of December 29, 2001, $32.5 million was outstanding under the revolving credit facility, leaving $117.5 million in availability. As of March 20, 2002, $36.5 million was outstanding under the revolving credit facility, leaving $113.5 million in availability. Also, since December 29, 2001 we have repaid $7.5 million of the term loan, so total debt under our credit agreement has declined from $115.0 million as of December 29, 2001 to $111.5 million as of March 20, 2002.

    In addition to obligations to repay our long-term debt, we lease the majority of our retail stores under long-term operating leases. The following table summarizes our commitments under both our debt and lease obligations:

                                                      PAYMENTS DUE BY PERIOD (IN THOUSANDS)
                                       -------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                 TOTAL     LESS THAN 1 YEAR   1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
-----------------------                --------   ----------------   ---------   ---------   -------------
Long term debt.......................  $115,000        $31,500       $ 83,500     $    --       $    --
Operating leases.....................   146,290         17,218         33,209      30,013        65,850
                                       --------        -------       --------     -------       -------
Total contractual cash obligations...  $261,290        $48,718       $116,709     $30,013       $65,850
                                       ========        =======       ========     =======       =======

    We believe that cash flow from operations and funds available under our credit agreement have been and will be sufficient for our working capital needs, planned capital expenditures and debt service obligations for at least the next twelve months.

NEWLY ISSUED ACCOUNTING STANDARDS

    In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was required to be adopted by us on December 31, 2000. The effect of adopting this standard was not material to our financial position, results of operations or cash flows.

    In August, 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS
No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used (ii) long-lived assets to be disposed of other than by sale and
(iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by us in fiscal 2002. We have not completed the process of evaluating the impact that will result from adopting this statement and are therefore unable to disclose the impact that adopting SFAS No. 144 will have on our financial position and results of operations.

                           BUSINESS OF YANKEE CANDLE


    We are the leading designer, manufacturer and branded marketer of premium scented candles in the large and growing giftware industry based on sales. We have a 32 year history of offering our distinctive products and marketing them as affordable luxuries and consumable gifts. Our candle products are available in approximately 170 fragrances, and include a wide variety of jar candles, Samplers-Registered Trademark- votive candles, Tarts-Registered Trademark- wax potpourri, pillars, and other candle products, all marketed under the Yankee Candle-Registered Trademark- brand. We also sell a wide range of coordinated candle accessories and branded fragranced non-candle products including Yankee Candle Car Jars-Registered Trademark- air fresheners, Yankee Candle-TM- Bath personal care products, and Yankee Candle sachets. We have a vertically integrated business model that enables us to produce high quality products, provide excellent customer service and achieve cost efficiencies.


    Our multi-channel distribution strategy enables us to offer Yankee Candle products through a wide variety of locations and sources. We sell our candles through an extensive and growing wholesale customer network of approximately 13,500 stores primarily in non-mall locations, and through our rapidly expanding retail store base located primarily in malls. As of December 29, 2001 we had 192 company-owned and operated stores in 39 states. We have grown our store base 41% annually over the past five years and have opened 45 new stores in each of 2000 and 2001. In addition, our 90,000 square foot flagship store in South Deerfield, Massachusetts attracts an estimated 2.5 million visitors annually. We also sell our products directly to consumers through our catalog and Internet web site (www.yankeecandle.com). Outside North America, we sell our products through 20 distributors in 23 countries and through our distribution center located in the United Kingdom.

    The domestic giftware industry has grown at an approximately 6% compound annual growth rate from 1996 to 2000 to reach approximately $55.2 billion in 2000, according to Unity Marketing, an independent market research firm. According to Unity Marketing, the domestic market for candles has grown at an approximately 11% compound annual growth rate from 1996 to 2000 to reach approximately $2.3 billion in 2000. According to Kline & Company, Inc., an international consulting firm, the premium scented candle segment, in which we primarily compete, grew at an approximately 19% compound annual growth rate from 1997 to 2000, significantly exceeding the growth rate of the overall giftware market during that period. Kline has projected that the premium scented candle segment will continue to grow at a compound annual growth rate of over 7% from 2000 to 2005. We expect the premium scented candle market to continue to grow more quickly than the total candle market based upon favorable industry factors, including the continued interest of consumers in home decor and branded gifting, and the year-round usage of scented candles as an affordable luxury.


    Since 1996, we have experienced compound annual revenue growth of 27% and compound annual pretax income growth of 42%. Each of our distribution channels has contributed to this growth. Retail, which includes our catalog and Internet business, has achieved 38% compound annual revenue growth since 1996 and accounted for 56% of our $379.8 million of total sales in 2001. Wholesale, which includes our International operations and earns higher margins than our retail channels, has achieved 18% compound annual revenue growth since 1996 and accounted for 44% of total sales in 2001. In 2001, our revenue increased 12% as compared to 2000, and was comprised of a 21% increase in retail sales and a 3% increase in wholesale sales. In 2001, pretax income, adjusted for the $8 million restructuring charge, increased 9% as compared to 2000. In 2001, without adjusting for this change, our pretax income decreased 2% as compared to 2000. We believe our growth is based on the strength of the Yankee Candle-Registered Trademark- brand, our commitment to product quality, the efficiency of our vertically integrated manufacturing and logistics operations, and the success of our multi-channel distribution strategy.


    Our business was founded in 1969 and has grown into the leader in the premium scented candle market. In April 1998, Yankee Candle was recapitalized and two partnerships affiliated with Forstmann Little & Co., together with Yankee Candle management, became the owners of a 90% equity interest.

Since the 1998 recapitalization, we have reinvested our capital to actively pursue our wholesale and retail growth strategies. To facilitate this growth, we have added several key management members, expanded our production capacity, upgraded our warehouse management and information systems, and added a distribution center in the United Kingdom. In July 1999, we became a public company.

OUR COMPETITIVE STRENGTHS


    WE HAVE THE STRONGEST NATIONAL BRAND IDENTITY WITHIN THE PREMIUM SCENTED CANDLE MARKET. We have successfully established the Yankee
Candle-Registered Trademark- brand as a powerful and well-recognized name among consumers. The strength of the brand is reinforced through product quality, innovation, consistent merchandising, product display and marketing across our multiple sales channels. These factors have contributed to our standing as the accepted market leader in the premium scented candle market, as demonstrated by a Kline study indicating that Yankee Candle enjoyed a leading market share of 32% in 2000, which represents approximately a 7 point share increase since 1997 and compares to a 9% market share for the next leading brand.


    A market research study performed in July 2001 for us by Unity Marketing further reflects the strength of the Yankee Candle-Registered Trademark- brand within the premium scented candle segment. Highlights of this study include the following:


    - We had the highest level of consumer brand awareness among all manufacturers of premium scented candles measured by the study, with a brand awareness level nearly twice that of the next leading premium scented candle manufacturer; and



    - Among candle purchasers who purchase primarily scented candles, 28% had purchased our products within the past twelve months, a strong purchase incidence rate that is more than three times that of the next leading premium scented candle manufacturer.


    We believe that the demonstrable strength of the Yankee
Candle-Registered Trademark- brand is our most important competitive advantage and provides us with significant continuing growth opportunities.


    WE HAVE A WELL ESTABLISHED AND GROWING WHOLESALE CUSTOMER BASE. The strength of our brand, the profitability and quality of our products, and our successful in-store merchandising and display system have made us the top selling brand for many of our wholesale customers. Since 1993, we have continuously been ranked first in gift store sales in the domestic candle category and have virtually always been ranked either first or second in product reorders across all giftware categories by Giftbeat, a giftware industry publication. In addition, we were ranked as the most profitable product line across all giftware categories in a recent Giftbeat survey. The loyalty to our brand is demonstrated by the fact that approximately 70% of our current wholesale customers have been our customers for over five years.



    During 2001, we grew and supported our core independent gift store business through product exclusives, the launch of candle accessories, enhanced point of sale signage and displays and a recommitment to marketing programs and initiatives to drive growth. We also concentrated on growing the business by further extending distribution in selected image-appropriate new channels, such as the addition of Linens `n Things as a new wholesale customer in September 2001 and Bed, Bath & Beyond as a new wholesale customer in February 2002.


    WE HAVE AN ATTRACTIVE AND PROVEN RETAIL STORE MODEL AND EXPANSION
STRATEGY. Our retail strategy is a key synergistic element of our multi-channel distribution approach as it represents a highly profitable and effective means of providing increased availability of our products and building brand awareness among customers.

    Our retail stores are primarily located in high traffic malls, lifestyle centers and destination locations. We have a proven and profitable store model, and in 2001 our retail stores (excluding our South Deerfield flagship store) that were open for the full year generated average sales per selling square foot of $822. Over 96% of our stores have been profitable in the first full year of operation, and our stores typically generate significant positive cash flow and high returns on investment. All of our stores that opened in 2001 were profitable in 2001. We have increased the number of our retail stores from 34 as of December 31, 1996 to 192 as of December 29, 2001.

    WE ARE A VERTICALLY INTEGRATED BRAND; WE DESIGN, MANUFACTURE, AND DISTRIBUTE THE MAJORITY OF OUR PRODUCTS. Our product design expertise and manufacturing and distribution infrastructure are the foundations of our vertically integrated business model. We believe that our model enables us to produce the highest quality products, provide superior fulfillment and prompt delivery to our multi-channel customers, manage our inventory to meet demand requirements and achieve high margins. We believe that all of these factors provide us with a significant competitive advantage.


    WE PRODUCE HIGH QUALITY PRODUCTS AND HAVE A STRONG REPUTATION. We manufacture high quality products using premium materials including high quality fragrances (many of which are proprietary), premium-grade highly refined paraffin waxes, and superior wicks and dyes. According to the study done for us by Unity Marketing, Yankee Candle is believed to be "better" or "much better" than other candle brands by nearly two-thirds of the scented candle buyers who are aware of our brand.


    WE HAVE A TALENTED, COMMITTED, AND EXPERIENCED MANAGEMENT TEAM. Our senior leadership team has broad based consumer packaged goods, retail, wholesale and manufacturing experience. They have a combined 125 years of experience across a wide range of consumable product categories. Key additions to our senior leadership team in 2000 and 2001 include Craig Rydin as our President and Chief Executive Officer, Paul Hill as our Senior Vice President, Operations and Harlan Kent as our Senior Vice President, Wholesale. These new additions, from outside of the candle industry, further strengthen our talented and experienced leadership team. We believe our breadth and strength of management will positively influence our ability to continue to successfully grow our company.

OUR GROWTH STRATEGY

    WE PLAN TO CONTINUOUSLY BUILD AND ENHANCE THE YANKEE
CANDLE-REGISTERED TRADEMARK- BRAND. The cornerstone of our growth strategy is the expanded development and leveraging of the Yankee
Candle-Registered Trademark- brand. We focus our organization on increasing consumer awareness of Yankee Candle, protecting and developing our brand image, and positioning a consistent branded image across all of our distribution channels. We believe that our strong brand will allow us to maximize the growth of our company.

    WE PLAN TO CONTINUE RAPIDLY EXPANDING OUR RETAIL STORE BASE. Over the last five years, we have increased the number of our retail stores from 34 to 192, including 45 new stores in each of 2000 and 2001. We plan to open approximately 45 stores in 2002 and in each of the next several years. We believe that there is the potential to operate between 600 and 700 total stores in North America by both expanding our presence in existing markets and entering new markets. We believe that the strength and profitability of our retailing format, our proven record of successfully opening new stores, our ongoing investment in training and management information systems and our focus on securing quality retail sites all contribute to our ability to successfully expand our retail presence. We are also testing new retail concepts for our company and will open a new 20,000 square foot Home Store within our flagship store in 2002. We believe the Home Store will bring excitement and added entertainment value to our flagship store to enhance the Yankee Candle-Registered Trademark- brand and generate incremental traffic and revenue. The new Home Store will enable us to test-market new products and merchandising concepts.


    WE PLAN TO CONTINUE GROWING OUR WHOLESALE DISTRIBUTION CHANNEL. Continued growth in our wholesale business is an integral element of our multi-channel strategy. We plan to increase sales to existing accounts, add new accounts and develop relationships with selected image-appropriate national retail chains as we have done with Linens `n Things and Bed, Bath & Beyond. We intend to focus our efforts to increase distribution in underpenetrated markets such as the South, West and major metropolitan markets where our brand development opportunities are greatest. We also intend to further support the wholesale channel with product exclusives, innovation, marketing and display programs, improved telemarketing programs and service, fully integrated brand visual programs and outstanding customer service.



    WE PLAN TO EXPAND OUR CATALOG AND INTERNET BUSINESS. Our catalog and Internet business is a key element of our integrated strategy with consumers. This business grew 68% in 2001 and we plan to continue our growth through several initiatives, including a focus on integrated branding, increased catalog circulation, expanded catalog concepts, product innovation and customized marketing programs. In 2002, we plan to significantly increase both the number of catalog mailings and the number of catalogs. We also expect our 2001 initiatives, including the introduction of gift cards and special promotions, to continue to increase sales in our catalog and Internet business. In addition, the catalog and web site provide an effective marketing and informational tool to build customer relationships with our brand and support sales through our other channels.


    WE PLAN TO EXPAND OUR SALES OUTSIDE OF NORTH AMERICA. As of December 29, 2001, we distributed our products through approximately 1,500 United Kingdom accounts, 200 accounts on the European continent and in the Middle East, and 20 distributors covering 23 other countries. Sales outside of North America currently represent less than 2% of our total sales, and we believe there is a significant opportunity to further build our brand presence and awareness in the future.


    WE PLAN TO CONTINUE TO DRIVE GROWTH THROUGH PRODUCT INNOVATION. New product introductions which emphasize the distinctiveness of our products are a core growth strategy for our brand. As an innovation leader in the premium scented candle segment, we believe our powerful brand, in conjunction with our "famous for fragrance-TM-" reputation, provides us with a unique innovation platform. We plan to continue new product innovations developed by our experienced in-house design, marketing and product development team that in 2001 successfully developed and introduced, among other things, Yankee Candle-TM- Bath, a new line of personal care products, and Yankee Candle sachets. These new products add to our successful brand extension launch of Yankee Candle Car
Jars-Registered Trademark- air fresheners, introduced in 2000. In addition, in 2001 we introduced 19 new fragrances into our core candle product lines, including a successful re-launch of our Country Kitchen-Registered Trademark-line.


PRODUCTS

    We develop and introduce new products and fragrances throughout the year. We currently offer approximately 1,600 SKU's of Yankee Candle manufactured products. Most of our products are marketed as Yankee Candle-Registered Trademark- branded products primarily under the trade names
Housewarmer(-Registered Trademark-), Country Kitchen(-Registered Trademark-), Country Classics-TM-, Frosted Favorites-TM-, and Aroma Formula-TM- and include the following product styles:

     - Jar Candles--scented candles in decorative glass jars;
     available in 22 oz., 14.5 oz., 7.5 oz. and 3.7 oz. sizes.
     - Samplers(-Registered Trademark-)--votive candles for sampling different fragrances.
     - Tapers--the oldest candle style, dipped more than 30 times.
     - Scented Ionic(-Registered Trademark-)Pillars (grooved).
     - Standard Pillars (smooth)--both scented and unscented.
     - Textured Pillars--both scented and unscented.
     - Tarts(-Registered Trademark-) Wax Potpourri--scented wax without wicks that releases its fragrance when melted and warmed in a potpourri pot.
     - Scented Tea Lights--small, colored and scented candles in clear cups made for home fragrancing.
     - Tarts(-Registered Trademark-)Warmers--white unscented candles in aluminum cups made for potpourri pots.
     - Kindle Candles(-Registered Trademark-)--unscented wax in a paper cup for use in a fireplace or campfire as a firestarter.

    These candle products are available in a wide range of fragrances and colors. We currently maintain approximately 170 fragrances in our retail stores, with our 85 best-selling fragrances available nationwide to our wholesale customers. In addition to distinctive fragrances, we promote our brand through consistent product packaging and labeling and the use of a distinctive trade dress. The Yankee Candle name is typically embossed on the top of our glass containers and is clearly displayed on every product label. We also package our products in attractive gift baskets and other containers for sale in our retail stores. We offer glassware accessories and other coordinated candle-related and home decor accessories in dozens of exclusive patterns, colors and styles, including jar toppers, taper holders, pillar and jar bases, jar shades, tea light holders, potpourri burners and Samplers-Registered Trademark- votive candleholders.

    We have extended our brand to Car Jars(-Registered Trademark-), a noncandle air freshener line and, in 2001, to Yankee Candle-TM- Bath, a line of personal care products including: liquid hand soap in a pump container; hand lotion in a pump container; body lotion in a stand up tube; shower gel in a stand up tube and milled soap in an elegant oval with an embossed logo. Each bath product is scented to match popular Yankee Candle fragrances, with packaging reminiscent of our Housewarmer(-Registered Trademark-) candles. Our bath products were initially introduced in four fragrances including MacIntosh, Roses of Cliff Walk, Sage & Citrus and Sunflower. We introduced Yankee Candle sachets in the same four fragrances, which enable Yankee Candle's fragrances to be added to new environments, such as dresser drawers, luggage and closets. We plan to introduce approximately 6 to 10 additional fragrances in the personal care line and sachets in 2002.

    We seek to maintain a moderate price for almost all of our products in order to reinforce our customers' perception of our products as highly affordable. As a result, our retail prices for our core candle products range from $0.99 for a Tarts(-Registered Trademark-) wax potpourri to $19.99 for a 22 oz. Housewarmer-Registered Trademark- jar candle.

RETAIL STORES


    Our retail stores, none of which are franchised, are an important and fast growing distribution channel and represent an increasing percentage of our overall sales. From 1996 to 2001, sales from our retail division, which includes our retail stores, catalog and Internet operations, have grown at a compound annual rate of 38% from $42.9 million in 1996 to $211.7 million in 2001 and increased from 37% of our total sales in 1996 to 56% in 2001. Moreover, in 2001 our retail stores that were open for the full year, excluding the South Deerfield store, achieved average sales per selling square foot of $822.


    As of December 29, 2001, we had 192 retail stores in 39 states and expect to open approximately 45 stores and enter at least one additional state during 2002. Yankee Candle has established a strong retail presence in the northeast and is rapidly expanding nationwide. We target high traffic retail locations in malls, tourist destinations, and selected non-mall locations, including lifestyle centers, in opening new stores. Of our 192 retail stores, 147 are located in malls.

    We design each of our retail stores with a warm and inviting atmosphere to attract customers and provide a convenient shopping experience. Each store has candle displays sorted by color, fragrance type and product category. Our store design uses rich wood and other traditional elements to convey a high quality image that complements our product and company identity. The display fixtures hold sufficient inventory to support fast turning sales at peak season. The target size of our retail stores is 1,500 to 2,000 square feet, with an average size, excluding the South Deerfield store, of 1,732 square feet as of December 29, 2001. Our retail stores typically offer Yankee Candle products in approximately 150 fragrances. A typical retail store has approximately 1,100 SKU's of candles and approximately 400 SKU's of candle accessories.

    Superior customer service and a knowledgeable employee base are key elements of our retail strategy. We emphasize formal employee training, particularly with respect to product quality, candle manufacturing and the heritage of Yankee Candle. We also have a well-developed, 6-day training program for managers and assistant managers and an 8-hour training program for sales associates. Our high customer service standards are an integral part of our ongoing success. Each store is responsible for implementing and maintaining these customer service standards.

    YANKEE CANDLE'S FLAGSHIP STORE

    We believe that our flagship store in South Deerfield, Massachusetts is the world's largest candle and Christmas store with over 90,000 square feet of retail and entertainment space. This store promotes Yankee Candle's brand image and culture and is an important testing ground for our new product introductions. The store carries over 20,000 SKU's of gift items and generates approximately 60% of its revenues from the sale of Yankee Candle manufactured products. The store is a major tourist destination, attracting an estimated
2.5 million visitors annually, and provides visitors with a total shopping and entertainment experience including the Yankee Candlemaking Museum and a 240-seat restaurant. In fall 2001, we announced plans to open a Home Store within our flagship store. The Home Store will showcase home furnishings and decorative accents in sophisticated country decor settings. Yankee Candle products, such as our new Yankee Candle-TM- Bath line and Country Kitchen-Registered Trademark-candles, will also be featured throughout the Home Store. The Home Store is expected to open in summer 2002. We believe the Home Store will be an important contributor to our flagship store and will enable us to test market new products and merchandising concepts.

CATALOG AND INTERNET

    As part of our retail division, we market our products through our catalogs and Internet web site. We expect both businesses to continue to grow over the next several years as a result of demographic and lifestyle changes in the consumer population, including the aging of baby boomers, decreased shopping time and a need for shopping convenience. Our catalogs feature a wide selection of our most popular candle products, specialty retail candle and non-candle products, candle and home decor accessories, and various branded non-candle scented products, including our Car Jars-Registered Trademark- air fresheners, our new Yankee Candle-TM- Bath personal care products and Yankee Candle sachets. In 2001 we had eleven catalog mailings. We believe there are significant opportunities to grow the catalog business by adding additional products and accessories, new catalog concepts and expanding our mailing list. In 2002, we are planning several broad based initiatives, including significantly increasing both the number of catalog mailings and the number of catalogs, increasing advertising in lifestyle magazines, selective Internet advertising, increasing our emphasis on gift products, and customized marketing and investing in a new software system.

    We introduced our web site in 1996, upgraded it for retail transactions in 1997 and began generating revenues in late 1997. Our web site, www.yankeecandle.com, provides our on-line customers with an easy and convenient way to purchase a wide variety of our most popular candle products, specialty retail candle and non-candle products, candle and home decor accessories and branded non-candle scented products. This web site also offers features designed to promote sales and provide enhanced customer service and convenience, including personalized guest registration, gift cards and other gift giving programs, a store locator, decorating ideas, and sites dedicated to corporate gifts, weddings and other customized purchasing opportunities. In addition to our consumer-oriented web site, we have a separate business to business web site dedicated to our wholesale customers which offers such features as on-line ordering, order status information, purchase history and an enhanced dealer locator program. We continually upgrade our web site in order to provide existing and new customers with convenient purchase options.

    Our catalog and Internet business generated $15.1 million of sales in 2001, an increase of 68% over 2000.

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
WHOLESALE DIVISION

    Our wholesale strategy focuses on gift, home decor and other image-appropriate retailers. The wholesale business is a critical part of our growth strategy and, together with our other distribution channels, helps to further build our brand awareness. From 1996 to 2001, sales from our wholesale accounts have grown at a compound annual rate of 18% from $72.3 million in 1996 to $168.1 million in 2001, and changed from 63% to 44% of our total sales. Our wholesale customers currently have approximately 13,500 locations. We believe that as a result of our strong brand name, the popularity and profitability of our products and our emphasis on customer service, our wholesale customers are extremely loyal, with approximately 70% of them having been customers for over five years. No individual wholesale buying group accounts for more than 2% of our total sales and almost 90% of our wholesale locations are non-mall. We plan to increase sales to existing accounts, add new accounts and focus new distribution in selected image-appropriate national retail chains such as our introduction of Linens 'n Things as a new wholesale customer in September 2001, and Bed, Bath & Beyond as a new wholesale customer in February 2002.

    We have developed a successful approach to wholesale distribution which has established Yankee Candle as the top selling brand for many of our wholesale customers. We actively seek to increase the average size and frequency of wholesale orders through our innovative product display system, promotional programs, new products and telemarketing initiatives. We promote a "Shop Within A Shop" display system to our wholesale customers which presents our products vertically by fragrance and horizontally by color in a distinctive wood hutch. Yankee Candle recommends that dealers invest in a minimum of an 8- to 12-foot display system which holds $6,000 to $9,000 of Yankee Candle products at suggested retail prices. This display system enhances Yankee Candle's brand recognition in the marketplace and we believe positively impacts our wholesale sales. We have also implemented a number of promotional programs to increase the square footage dedicated to Yankee Candle products as well as the breadth of Yankee Candle products offered by our wholesale customers. For example, we promote a FRAGRANCE OF THE MONTH program, with featured fragrance suggestions for each month. This program encourages dealers to increase their re-order schedules to 12 times per year and implement a proven customer promotion. The promotion encourages consumers to try different fragrances and return to the stores more frequently in order to buy the FRAGRANCE OF THE MONTH. In addition to specific promotions, we advise our wholesale customers on an ongoing basis regarding product knowledge, display suggestions, promotional ideas and geographical consumer preferences.

    We have a selective dealer approval process, designed to create consistent nationwide standards for all Yankee Candle dealers. As a result of our high credit standards for dealers, we had bad debt expense of only 0.2% of wholesale sales in 2001.

    We use a dedicated in-house direct telemarketing sales force to service our wholesale accounts. In 1998, we eliminated our network of independent manufacturer representatives and completed a major shift to a direct sales force. This has enabled us to gain greater control over the sales process, to provide customers with better and more accurate information, faster order turn-around and improved customer service, to create more consistent merchandising nationwide and to reduce costs.

INTERNATIONAL OPERATIONS

    We intend to continue to expand outside of North America. We currently sell products through international distributors and our distribution center in the United Kingdom. In June 1998, we established Yankee Candle Europe, our European subsidiary, and hired the former managing director of one of the largest United Kingdom candle manufacturers to lead our international expansion program. In addition, we opened a new 27,000 square foot distribution center in Bristol, England and began product shipments in January 1999. As of December 29, 2001, we were selling our products to approximately 1,500 direct accounts in the United Kingdom, 200 direct accounts on the European continent and in the Middle East and 20 distributors covering 23 countries.

    We also have a successful Canadian wholesale business, using a leading distributor, and are further expanding our international efforts by working with a new distributor in Central and South America.

NEW PRODUCT DEVELOPMENT


    We have a long history as a product innovator in the premium candle segment of the giftware industry. We have a strong and experienced in-house product design and development team comprised of artists, fragrance specialists, designers, packagers and buyers who work collaboratively to design new products that are attractive to customers and can be manufactured cost-effectively. New products are typically developed in less than a year. Following the successful 2000 introduction of our Car Jars-Registered Trademark- air freshener brand extension, in September 2001 we introduced the Yankee Candle-TM- Bath personal care line in four fragrances featuring liquid hand soap, hand lotion, body lotion, shower gel, and milled bar soap. In the fourth quarter of 2001, we introduced a line of scented sachets in four fragrances. In addition, in 2001 we introduced 19 new fragrances in our core candle lines, including a successful re-launch of our Country Kitchen-Registered Trademark- line. We also introduced two wholesale exclusive fragrances, Yuletide Bayberry and Sleigh Ride. In 2002, we plan to introduce a fully coordinated gift center in all stores featuring gift bags, gift boxes, jar wraps, hang tags and high end ribbons. Other new product ideas include new product sizes, new packaging, variations of existing fragrances, and potential new ideas for delivering fragrance. Our expenditures on research and development during the last three fiscal years have not been material.


PRODUCT MANUFACTURING

    Approximately 80% of our sales are generated by products we manufacture at our 294,000 square foot facility in Whately, Massachusetts. As a vertically integrated manufacturer, we are able to closely monitor the quality of our products, more effectively manage inventory and control our production costs. We believe this is an important competitive advantage as it enables us to ensure high quality products, maintain affordable pricing, and provide reliable customer service.

    Our products are manufactured using filled, molded, extruded, compressed or dipped manufacturing methods. The majority of our products are filled products which are produced by pouring colored, scented liquid wax into a glass container with a wick. Pillars are made by extrusion, in which wax is pressed around a wick through a die. Tapers are produced through a dipping process and Tarts(-Registered Trademark-) wax potpourri and Samplers(-Registered Trademark-) votive candles are made by compression.

    Yankee Candle uses high quality fragrances, premium-grade, highly refined paraffin waxes, and superior wicks and dyes to create premium products. Our manufacturing processes are designed to ensure the highest quality and quantity of candle fragrance, wick quality and placement, color, fill level, shelf life and burn rate. We are continuously engaged in efforts to maximize our quality and minimize our costs by using efficient production and distribution methods and technological advancements.

SUPPLIERS

    We maintain strong, established relationships with our principal fragrance and petroleum-based wax suppliers. We believe we use the highest-quality suppliers in our industry and maintain back-up suppliers who are able to provide services and materials of similar quality. We have been in the business of manufacturing premium scented candles for many years and are therefore knowledgeable about the different levels of quality of raw materials used in manufacturing candles. We have developed, jointly with our suppliers, several proprietary fragrances which are exclusive to Yankee Candle. Other raw materials used in the manufacturing process, including wax, glassware, wick and packaging materials are readily available from multiple sources at comparable prices. In 2001, no single supplier represented 10% or more of our total cost of goods sold, except for our primary glassware vendor and our primary fragrance vendor, each of whom represented approximately 10% of our total cost of goods sold.

ORDER PROCESSING AND DISTRIBUTION

    Prior to 2001, we operated two major distribution facilities with a combined 260,000 square feet of space. The first of these was located alongside our manufacturing operations in Whately, Massachusetts, while the second was in Salt Lake City, Utah. In 2001, to increase cost efficiency and in-stock positions, we opened a new 256,000 square foot distribution center in South Deerfield, Massachusetts. As a result of this new facility, we were able to convert the Whately distribution space to manufacturing use and to close the Salt Lake City facility.

    We utilize computer systems to maintain efficient order processing from the time an order enters the system through shipping and ultimate payment collection from customers. We operate uniform computer and communication software systems allowing for online information access between our headquarters and retail stores. We completed the first phase of our information systems upgrade in 1998 to improve order processing and enhance inventory management and accuracy. As part of these upgrades, we adopted a software package that allows us to forecast demand for our products and efficiently plan our production schedules. We also implemented a pick-to-light system which allows Yankee Candle employees at our distribution center to receive information directly from the order collection center and quickly identify, by way of blinking lights, the products and quantity necessary for a particular order. To accurately track shipments and provide better service to customers, we also use handheld optical scanners and bar coded labels. We believe that our systems for the processing and shipment of orders from the distribution center greatly improve our overall customer service through enhanced order accuracy and reduced turnaround time. In early 2000 we began the second phase of our systems upgrade. We implemented a complete new platform of manufacturing and distribution software as part of a comprehensive transition of all of our major software systems. The new manufacturing and distribution software has enabled us to further enhance our inventory management and customer service capabilities and also support a significantly larger infrastructure.

    In late 2001 we implemented systems allowing us to provide electronic data interchange (EDI) capabilities. We plan to expand these capabilities in 2002 to additional customers and suppliers.

    The products we sell in the United States are generally shipped by United Parcel Service, FedEx Ground or other freight carriers. We also lease a small fleet of trucks primarily used to ship products to select company-owned retail stores. Our products are usually shipped to our retail stores twice a week during the off-season and up to five times a week during the holiday season. We believe that our timely and accurate distribution is an important differentiating factor for our customers. This belief is based on numerous conversations between our management and sales force, on the one hand, and our wholesalers and customers, on the other hand.

INTELLECTUAL PROPERTY

    Yankee Candle has obtained 37 U.S. trademark registrations, including Yankee(-Registered Trademark-) (for candles), Yankee
Candle(-Registered Trademark-), Housewarmer(-Registered Trademark-), Country Kitchen(-Registered Trademark-), Samplers(-Registered Trademark-), Tarts(-Registered Trademark-), Kindle Candles(-Registered Trademark-), and Car Jars(-Registered Trademark-), and has pending several trademark applications with respect to its products. We also register certain of our trademarks in various foreign countries. Trademark registrations allow us to use those trademarks on an exclusive basis in connection with our products. If we continue to use our trademarks, and make all required filings and payments, these trademarks can continue in perpetuity. These registrations are in addition to various copyright registrations and patents held by us, and all trademark, copyright and other intellectual property rights of Yankee Candle under statutory and common law, including those rights relating to our distinctive "trade dress."

    We believe that our trademarks and intellectual property rights are valuable assets and we intend to maintain and renew our trademarks and their registrations and to vigorously defend them and all of our intellectual property against infringement.

COMPETITION

    We compete generally for the disposable income of consumers with other producers in the giftware industry. The giftware industry is highly competitive with a large number of both large and small participants. Our products compete with other scented and unscented candle and personal care products and with other gifts within a comparable price range, like boxes of candy, flowers, wine, fine soap and related merchandise. Our competitors distribute their products through independent gift retailers, department stores, mass market stores and mail order houses and some of our competitors are part of large, diversified companies having greater financial resources and a wider range of product offerings than us.

    The candle market overall is highly fragmented. According to a 2001 Unity Marketing study, 61% of all candle companies had less than $10 million in sales and approximately 80% had less than $25 million in sales. In the premium scented candle segment of the market, in which we primarily compete, our competitors include Blyth Industries, Inc., as well as many smaller branded manufacturers and private label manufacturers.

    Our retail stores compete primarily with specialty candle retailers and a variety of other retailers, including department stores, gift stores and national specialty retailers, that carry candles along with personal care items, giftware and houseware. In addition, while we focus primarily on the premium scented candle segment, candles are also sold outside of that segment by a variety of retailers including several mass merchandisers.


    We believe we are the leading premium scented candle company in the United States and the only major candle company that is vertically integrated with a strong combination of manufacturing, wholesale and retail operations. The principal bases of competition for candles and other comparably priced giftware include brand loyalty, quality, perceived value, design, product display, consumer appeal, service and price. We believe our competitive position is enhanced by a variety of factors, including our national premium brand image, vertically integrated manufacturing and distribution operations, high quality reputation among consumers and retailers, distinctive retail stores, extensive wholesale distribution base, knowledgeable employees, effective display and product presentation, affordable pricing, highly efficient and automated manufacturing operations and strong and growing presence in both wholesale and retail segments.


EMPLOYEES

    At December 29, 2001, we employed approximately 1,900 full-time employees and 1,100 part-time employees. We are not subject to any collective bargaining agreements and we believe that our relations with our employees are good. We also use between 1,400 and 1,600 seasonal and temporary workers to supplement our labor force during the peak selling season.

LEGAL PROCEEDINGS

    We are involved from time to time in ordinary routine legal proceedings relating to our business. We believe that none of these legal proceedings will have a material adverse impact on our results of operations, cash flow or financial condition.

ENVIRONMENTAL MATTERS

    We are subject to various federal, state, local and foreign laws and regulations governing the generation, storage, use, emission, discharge, transportation and disposal of hazardous materials and the health and safety of our employees. In addition, we are subject to environmental laws which may require investigation and cleanup of any contamination at facilities we own or operate or at third party waste disposal sites we use. These laws could impose liability even if we did not know of, or were not responsible for, the contamination.

    We have in the past and will in the future incur costs to comply with environmental laws. We are not, however, currently aware of any costs or liabilities relating to environmental matters, including any claims or actions under environmental laws or obligations to perform any cleanups at any of our facilities or any third party waste disposal sites, that are expected to have a material adverse effect on our operations, cash flow or financial condition. It is possible, however, that material environmental costs or liabilities may arise in the future.

FACILITIES

    Yankee Candle owns or leases several facilities located in a four mile radius in Deerfield and Whately, Massachusetts, including those described in the table below:

                   TYPE OF FACILITY                             LOCATION               SIZE
                   ----------------                      ----------------------   ---------------
Manufacturing..........................................  Whately, Mass.           294,000 sq. ft.
Distribution center (1)(2).............................  South Deerfield, Mass.   256,000 sq. ft.
Flagship retail store and restaurant (3)...............  South Deerfield, Mass.    90,000 sq. ft.
Corporate offices (1)(4)...............................  South Deerfield, Mass.    75,000 sq. ft.
                                                         South Deerfield,
Distribution center....................................  Mass..................    60,000 sq. ft.
                                                         South Deerfield,
Employee health and fitness center.....................  Mass..................    12,000 sq. ft.

    (1) Leased facility.

    (2) We have the right under our lease to expand this facility from time to time. We believe that the facility has the capacity to be expanded by up to an additional 105,000 square feet.


    (3) There is an additional 11,000 square feet of office space.


    (4) We have the right under our lease to expand this facility from time to time. We believe that the facility has the capacity to be expanded by up to an additional 30,000 square feet.

    We also lease a 27,000 square foot distribution facility in Bristol, England.

    We believe that these facilities are suitable and adequate and have sufficient capacity to meet our current needs.


    In addition to the foregoing facilities, and the retail stores referenced below, we own various other properties in the Deerfield/Whately area which we are currently in the process of attempting to sell and/or lease as a result of the consolidation of most of our administrative functions into our new corporate office building in 2001. These facilities include an approximately 48,000 square foot building in Deerfield, a 16,000 square foot building in Whately, and a 6,600 square foot building and the land thereon located in Deerfield and Whately (the sale of which is currently pending).


    Other than the South Deerfield flagship store and three smaller retail locations, we lease our other retail stores. Initial store leases for mall locations range from eight to ten years. For non-mall locations, most leases are five years, with a five-year renewal option. Our retail stores were located in the following 39 states as of December 29, 2001:

                                                                     STORE COUNT
                                                         ------------------------------------
STATE                                                      MALL        NON-MALL       TOTAL
-----                                                    --------      --------      --------
Alabama............................................          1             -             1
Arizona............................................          3             -             3
California.........................................         12             1            13
Colorado...........................................          3             1             4
Connecticut........................................          7             2             9
Delaware...........................................          1             -             1
Florida............................................         11             1            12
Georgia............................................          7             1             8
Illinois...........................................          4             3             7
Indiana............................................          6             1             7
Kansas.............................................          1             1             2
Kentucky...........................................          2             1             3
Louisiana..........................................          1             -             1
Maine..............................................          1             2             3
Maryland...........................................          5             4             9
Massachusetts......................................          8            10            18
Michigan...........................................          4             1             5
Minnesota..........................................          3             -             3
Missouri...........................................          2             -             2
Nebraska...........................................          1             1             2
Nevada.............................................          1             -             1
New Hampshire......................................          2             1             3
New Jersey.........................................          6             -             6
New York...........................................         12             2            14
North Carolina.....................................          7             -             7
Ohio...............................................          7             1             8
Oklahoma...........................................          2             -             2
Pennsylvania.......................................          6             2             8
Rhode Island.......................................          1             2             3
South Carolina.....................................          2             2             4
South Dakota.......................................          1             -             1
Tennessee..........................................          3             -             3
Texas..............................................          6             1             7
Utah...............................................          -             1             1
Vermont............................................          -             2             2
Virginia...........................................          4             1             5
Washington.........................................          2             -             2
West Virginia......................................          1             -             1
Wisconsin..........................................          1             -             1
                                                           ---            --           ---

  Total............................................        147            45           192
                                                           ===            ==           ===

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following sets forth information regarding the executive officers and directors of Yankee Candle as of February 19, 2002:

                   NAME                       AGE                       POSITION
                   ----                     --------   ------------------------------------------
Michael J. Kittredge......................     50      Chairman of the Board and Director (Class
                                                       II)
Craig W. Rydin............................     50      President, Chief Executive Officer and
                                                       Director (Class III)
Robert R. Spellman........................     54      Senior Vice President, Finance and Chief
                                                       Financial Officer
Gail M. Flood.............................     42      Senior Vice President, Retail
Paul Hill.................................     47      Senior Vice President, Operations
Harlan M. Kent............................     39      Senior Vice President, Wholesale
Theodore J. Forstmann.....................     62      Director (Class I)
Dale F. Frey..............................     69      Director (Class II)
Sandra J. Horbach.........................     41      Director (Class III)
Jamie C. Nicholls.........................     35      Director (Class I)
Michael S. Ovitz..........................     55      Director (Class I)
Ronald L. Sargent.........................     46      Director (Class II)
Emily Woods...............................     40      Director (Class III)

    MICHAEL J. KITTREDGE is the Chairman of the Board and the founder of Yankee Candle. He served as a Director until April 1998 and was re-elected as a Director in April 1999. He has been honored several times by the United States Small Business Administration, once in 1985 as the winner of the "Entrepreneurial Success Award," and again in 1986 as the "Businessman of the Year" for Massachusetts and the New England region. In 1996, Mr. Kittredge received USA Today's and Ernst & Young's Retail Entrepreneur of the Year Award.

    CRAIG W. RYDIN is a Director and the President and Chief Executive Officer. Prior to joining Yankee Candle in April 2001, Mr. Rydin was the President of the Away From Home food services division of Campbell Soup Company since 1998, and President of the Godiva Chocolates division of Campbell from 1996 to 1998. Prior to Godiva, Mr. Rydin had held a number of senior management positions at Pepperidge Farm, Inc., also a part of Campbell.

    ROBERT R. SPELLMAN is the Senior Vice President, Finance and Chief Financial Officer. Prior to joining Yankee Candle in November 1998, Mr. Spellman was Senior Vice President of Finance of Staples, Inc. from 1988 through 1994, and Chief Financial Officer of Star Markets Company, Inc. from 1994 through 1998.

    GAIL M. FLOOD is the Senior Vice President, Retail. Ms. Flood joined Yankee Candle in 1982 as Retail Store Manager. Since 1988, she has been in charge of our retail operations. She was appointed Vice President of Retail Operations in July 1996, and promoted to her current position in November 1998.

    PAUL HILL is the Senior Vice President, Operations. Prior to joining Yankee Candle in October 2000, Mr. Hill was employed by Kraft Foods, Inc. from 1987 to 2000. At Kraft, Mr. Hill held various supply chain and strategy positions. His last assignment with Kraft, from 1997 to 2000, was as the Plant Manager at one of the largest plants in Kraft's system.

    HARLAN M. KENT is the Senior Vice President, Wholesale. Prior to joining Yankee Candle in June 2001, Mr. Kent was Senior Vice President and General Manager of the Wholesale Division of Totes Isotoner Corporation from 1997 to 2001, and Vice President of Global Sales and Marketing for the

Winchester Division of Olin Corporation from 1995 to 1997. Mr. Kent has also held a number of senior marketing and strategic planning positions at both the Campbell Soup Company and its Pepperidge Farm Division.


    THEODORE J. FORSTMANN has been a Director of Yankee Candle since
April 1999. Mr. Forstmann has been a general partner of FLC XXIX Partnership, L.P., a general partner of Forstmann Little & Co., since he co-founded Forstmann Little & Co. in 1978. He is also a director of McLeodUSA Incorporated, Community Health Systems, Inc. and Citadel Communications Corporation.



    DALE F. FREY has been a Director of Yankee Candle since June 2001.
Mr. Frey, now retired, served as Chairman of the Board and President of General Electric Investment Corp. from 1984 through 1997. He also served as Vice President and Treasurer of General Electric Company from 1980 to 1984 and again from 1986 to 1994. Mr. Frey is also a director of Praxair, Inc., Roadway Express Inc., Aftermarket Technology Corp., Community Health Systems, Inc. and McLeodUSA Incorporated.



    SANDRA J. HORBACH has been a Director of Yankee Candle since May 1998. She has been a general partner of FLC XXIX Partnership, L.P. since 1993. She is also a director of Community Health Systems, Inc., XO Communications, Inc. and Citadel Communications Corporation.


    JAMIE C. NICHOLLS has been a director of Yankee Candle since June 2000. She has been a general partner of FLC XXIX Partnership, L.P. since January 2000. Ms. Nicholls joined Forstmann Little & Co. as an associate in 1995.

    MICHAEL S. OVITZ has been a Director of Yankee Candle since April 1999. In August 1998, Mr. Ovitz co-founded Artists Management Group, a management/production/multi-media company. From October 1995 to December 1996, Mr. Ovitz was President of The Walt Disney Company. From 1975 to 1995,
Mr. Ovitz served as chairman of Creative Artists Agency, which he co-founded. He also serves as a director of Loudcloud, Inc.

    RONALD L. SARGENT has been a Director of Yankee Candle since May 1999.
Mr. Sargent is currently the Chief Executive Officer of Staples, Inc. after serving as President and Chief Operating Officer since November 1998. Prior to that time, he served in various capacities since joining Staples, Inc. in March 1989, including President--North American Operations from October 1997 to November 1998, President--Staples Contract & Commercial from June 1994 to October 1997, and Vice President--Staples Direct and Executive Vice President--Contract & Commercial from September 1991 until June 1994. Mr. Sargent also serves as a director of Staples, Inc.

    EMILY WOODS has been a Director of Yankee Candle since April 1999. She is the Chairman of J. Crew Group, Inc., which she co-founded in 1983.

THE BOARD OF DIRECTORS

    Yankee Candle's By-Laws provide for a classified board of directors consisting of three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board. The term of the Class I directors will terminate on the date of the 2003 annual meeting of stockholders; the term of the Class II directors will terminate on the date of the 2004 annual meeting of stockholders; and the term of the Class III directors will terminate on the date of the 2002 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors. Each of the Forstmann Little partnerships has a contractual right for so long as it owns any shares of Yankee Candle common stock to designate a nominee for election to our board of directors and we are obligated to solicit proxies in favor of such nominee and to use reasonable efforts to cause such person to be elected.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth information as of March 22, 2002 (unless otherwise indicated) regarding the beneficial ownership of Yankee Candle's common stock immediately prior to the consummation of this offering, and as adjusted to reflect the sale of the shares of common stock pursuant to this offering. The table includes:


    - each person who is known to Yankee Candle to be the beneficial owner of more than 5% of the outstanding common stock,

    - each other director and executive officer of Yankee Candle,

    - all directors and executive officers of Yankee Candle as a group, and

    - the other selling stockholders participating in the offering.

    Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent their power may be shared with a spouse.


                                             SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                               OWNED PRIOR TO                          OWNED AFTER
                                                OFFERING (1)         NUMBER OF        OFFERING (1)
                                            ---------------------     SHARES      ---------------------
NAME                                          NUMBER     PERCENT    OFFERED (1)     NUMBER     PERCENT
----                                        ----------   --------   -----------   ----------   --------
5% STOCKHOLDERS:
Forstmann Little & Co. Equity
  Partnership-V, L.P.(2)..................  20,745,742     38.3%     6,611,080    14,134,662     26.0%
Forstmann Little & Co. Subordinated Debt
  and Equity Management Buyout
  Partnership-VI, L.P.(2).................  13,661,830     25.2      4,353,638     9,308,192     17.1
Chieftain Capital Management, Inc.(3).....   7,440,651     13.7              0     7,440,651     13.7
Michael J. Kittredge......................   4,059,840      7.5      1,293,756     2,766,084      5.1

OTHER DIRECTORS AND EXECUTIVE OFFICERS:
Theodore J. Forstmann(2)..................  34,407,572     63.5     10,964,718    23,442,854     43.2
Sandra J. Horbach(2)......................  34,407,572     63.5     10,964,718    23,442,854     43.2
Jamie C. Nicholls(2)......................           0        0              0             0        0
Dale F. Frey(2)(4)........................      18,900     *                 0        18,900        *
Craig W. Rydin(5).........................     141,000     *                 0       141,000        *
Michael S. Ovitz(6).......................     119,230     *                 0       119,230        *
Ronald L. Sargent(7)......................      54,357     *                 0        54,357        *
Emily Woods(8)............................      48,857     *                 0        48,857        *
Gail M. Flood(9)..........................     315,816     *                 0       315,816        *
Paul Hill(10).............................      15,000     *                 0        15,000        *
Robert R. Spellman........................     451,234     *                 0       451,234        *
Harlan M. Kent(11)........................      17,500        0              0        17,500        0
All Directors and Executive Officers as a
  Group (13 persons)(12)..................  39,649,306     73.1%    12,258,474    27,380,832     50.1%
ADDITIONAL SELLING STOCKHOLDERS:
Michael D. Parry..........................     233,389     *            74,374       159,015        *
17 additional selling stockholders, each
  of whom is selling less than 29,761
  shares in the offering and all of whom
  together beneficially own less than 1%
  of the outstanding common stock prior to
  the offering............................     435,603                 167,152       268,451        *


------------------------

* The percentage of shares of common stock beneficially owned does not exceed one percent of the outstanding shares of common stock. As of December 29, 2001, there were 54,210,901 shares of common stock outstanding.

(1) For purposes of this table, information as to the shares of common stock assumes that the underwriters' over-allotment option is not exercised. In addition, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when the person has the right to acquire them within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which the person has the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Each selling stockholder other than the Forstmann Little partnerships has the right to participate with the Forstmann Little partnerships in the offering and may participate in the offering with respect to their options regardless of whether they beneficially own the shares subject to the options for purposes of this table.

(2) The general partner of Forstmann Little & Co. Equity Partnership-V, L.P., a Delaware limited partnership ("Equity-V"), is FLC XXX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins are general partners. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., a Delaware limited partnership ("MBO-VI"), is FLC XXIX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gorden A. Holmes are general partners. Accordingly, each of the individuals named above, other than Mr. Lister, with respect to MBO-VI, and Ms. Nicholls and Mr. Holmes, with respect to Equity-V and MBO-VI, for the reasons described below, may be deemed the beneficial owners of shares owned by MBO-VI and Equity-V and, for purposes of this table, beneficial ownership is included. Mr. Lister, with respect to MBO-VI, and Ms. Nicholls and Mr. Holmes, with respect to Equity-V and MBO-VI, do not have any voting or investment power with respect to, or any economic interest in, the shares of common stock held by MBO-VI or Equity-V; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares. Mr. Frey is a member of the Forstmann Little Advisory Board and, as such, has an economic interest in the Forstmann Little partnerships. FLC XXX Partnership is a limited partner of Equity-V. None of the other limited partners in each of MBO-VI and Equity-V is otherwise affiliated with Yankee Candle, or Forstmann Little & Co. The address of Equity-V and MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(3) The information is based solely on a Schedule 13G, dated February 12, 2002, filed with the Securities and Exchange Commission ("SEC") by Chieftain Capital Management, Inc. ("Chieftain"). Chieftain has investment discretion with respect to the shares of common stock listed. Chieftain's clients are the direct owners of such securities, and Chieftain does not have any economic interest in such securities. Such clients have the sole right to receive dividends from, and the proceeds from the sale of, such securities. No such client has an interest that relates to more than 5% of the class. The address of Chieftain is 12 East 49th Street, New York, NY 10017.

(4) Mr. Frey may be deemed the beneficial owner of (i) 15,750 shares owned by Equity-V, and (ii) 3,150 shares by virtue of compensation arrangements relating to his service as a member of the Forstmann Little Advisory Board and for purposes of this table beneficial ownership of such shares is included.


(5) Includes 16,000 shares of restricted common stock and 125,000 shares subject to options exercisable on March 31, 2002.



(6) Includes 40,479 shares subject to options. In addition, Mr. Ovitz may be deemed a beneficial owner of 78,750 shares owned by Equity-V and, for purposes of this table, beneficial ownership of such shares is included.



(7) Includes 48,857 shares subject to options which are currently exercisable.



(8) Represents shares subject to options which are currently exercisable.



(9) Does not include 157,908 shares owned by Harry Flood, Gail Flood's husband.



(10) Represents shares subject to options which are currently exercisable.



(11) Represents 17,500 shares subject to options exercisable as of May 3, 2002.



(12) Includes 153,193 shares subject to options which are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

OVERVIEW

    Yankee Candle's authorized capital stock consists of 300,000,000 shares of common stock, $.01 par value per share, and 100,000,000 shares of preferred stock, $.01 par value per share.


    As of December 29, 2001 there were 54,210,901 shares of common stock outstanding and no shares of preferred stock outstanding. After the closing of this offering, there will be 54,311,708 shares of common stock outstanding.



    After the closing of this offering, the Forstmann Little partnerships will beneficially own approximately 43% of the outstanding common stock on a fully diluted basis and will continue to effectively control us. Together, they will be able to:


    - influence the election of the entire board of directors of Yankee Candle,

    - affect the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of Yankee Candle's assets, and

    - prevent or cause a change in control of Yankee Candle.

    The Forstmann Little partnerships have a contractual right to nominate two directors until such time as they no longer own any shares of Yankee Candle common stock and we are obligated to solicit proxies in favor of such nominees and to use reasonable efforts to cause such persons to be elected.

    The following summary contains material information relating to provisions of Massachusetts law and Yankee Candle's Articles of Organization and By-Laws.

COMMON STOCK

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably the dividends, if any, as may be declared by the board of directors out of legally available funds. Upon the liquidation, dissolution or winding-up of Yankee Candle, holders of common stock are entitled to receive ratably the net assets of Yankee Candle available for distribution after the payment of all liabilities of Yankee Candle and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares sold in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Yankee Candle may designate and issue in the future.

PREFERRED STOCK

    The board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 100,000,000 shares of preferred stock, and to issue shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

    The purpose of authorizing the board of directors to establish preferred stock is to eliminate delays associated with a stockholders vote on the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of Yankee Candle at a price which many stockholders find attractive. These provisions could also make it more difficult for stockholders of Yankee Candle to effect corporate actions, including the election of directors. Yankee Candle has no present plans to issue any shares of preferred stock.

ARTICLES OF ORGANIZATION, BY-LAWS AND MASSACHUSETTS LAW

    Yankee Candle's Articles of Organization and By-Laws and Massachusetts law contain specific provisions that could be deemed to have anti-takeover effects that discourage, delay or prevent an acquisition of Yankee Candle and make it more difficult for stockholders of Yankee Candle to effect corporate actions, including the election of directors.

    Massachusetts law provides that stockholders may take action without a meeting only by the unanimous written consent of all stockholders entitled to vote. Yankee Candle's By-Laws require Yankee Candle to call a special meeting of stockholders only at the request of stockholders holding at least 50% of the outstanding voting stock of Yankee Candle, or a lesser percentage as may be required by law. Any stockholder who wishes to solicit requests to call a special meeting must comply with the procedures specified in the By-Laws.

    Yankee Candle's By-Laws provide that nominations for directors may not be made by stockholders at any annual or special meeting of stockholders unless the stockholder intending to make a nomination notifies Yankee Candle of the nomination a specific number of days in advance of the meeting and furnishes to Yankee Candle detailed information regarding the stockholder and the intended nominee. The By-Laws also require advance notice of any proposal to be brought by a stockholder before any annual or special meeting of stockholders and the provision of detailed information to Yankee Candle regarding the stockholder and the proposal.

    Yankee Candle is subject to the provisions of Section 50A of Chapter 156B of the Massachusetts General Laws, which requires that Yankee Candle have a classified, also called staggered, board of directors. This statute requires that the classified board consist of three classes, as nearly equal in size as possible, and provides that directors may be removed only for cause, as defined in the statute. Yankee Candle's By-Laws contain provisions that implement a classified board of directors. See "Management--The Board of Directors."

    Yankee Candle is subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits Yankee Candle from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either:

    - prior to that date, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder,

    - the interested stockholder acquires, in the transaction in which that person becomes an interested stockholder, at least 90% of the outstanding voting stock of Yankee Candle, excluding shares held by affiliates and employee benefit plans of Yankee Candle, or

    - the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of Yankee Candle, excluding shares held by the interested stockholder, voting at a meeting.

    In general, an "interested stockholder" is a person who owns 5%, 15% in the case of a person eligible to file a Schedule 13G under the Securities Exchange Act of 1934 with respect to those shares, or more of the outstanding voting stock of Yankee Candle; or who is an affiliate or associate of Yankee Candle and was the owner of 5%, 15% in the case of a person eligible to file a
Schedule 13G, or more of the outstanding voting stock within the prior three years. A "business combination" generally includes a merger, consolidation, stock or asset sale, and any other transaction with the interested stockholder resulting in a financial benefit, except proportionately as a stockholder of Yankee Candle, to the interested stockholder. Yankee Candle may at any time amend its Articles of Organization or By-Laws, by a vote of the holders of a majority of its voting stock, to elect not to be governed by Chapter 110F. An amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder prior to the date of the amendment.

    Yankee Candle's By-Laws include a provision that excludes Yankee Candle from the applicability of Chapter 110D of the Massachusetts General Laws. In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the disinterested stockholders of the corporation so authorize. In addition, the statute permits a corporation to provide in its Articles of Organization or By-Laws that the corporation may redeem for fair value all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the stockholders of the corporation do not authorize voting rights for those shares. The board of directors may amend the By-Laws at any time to subject Yankee Candle to this statute prospectively.

    Yankee Candle's Articles of Organization provide that transactions involving the sale, lease or exchange of all or substantially all of Yankee Candle's assets and the merger or consolidation of Yankee Candle with another corporation may be authorized by vote of a majority of the outstanding voting stock, or if there are two or more classes of voting stock, by a majority of each class, rather than by two-thirds as is otherwise provided by Massachusetts law.

    Yankee Candle's Articles of Organization provide that no director of Yankee Candle shall be personally liable for monetary damages to Yankee Candle or to its stockholders for a breach of fiduciary duty as a director. This provision does not eliminate or limit liability:

    - for any breach of the director's duty of loyalty to Yankee Candle or its stockholders,

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

    - under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, dealing with liability for unauthorized distributions and loans to corporate insiders, or

    - for any transaction from which the director derived an improper personal benefit.

    Yankee Candle's Articles of Organization also provide for the indemnification of Yankee Candle's directors and officers to the fullest extent permitted by Massachusetts law, including under circumstances in which indemnification would otherwise be discretionary. In addition, Yankee Candle has entered into indemnity agreements with each of its directors and officers providing similar benefits.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

RULE 144 SECURITIES


    Upon the consummation of the offering, Yankee Candle will have 54,311,708 shares of common stock outstanding. The 27,380,832 shares of common stock held by the Forstmann Little partnerships and Yankee Candle's directors and officers after the offering will be "restricted" securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A under the Securities Act.


    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately the number of shares outstanding immediately after this offering, or

    - the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

    Sales under Rule 144 are also subject to specific manner of sale provisions and notice requirements and to the availability of current public information about Yankee Candle.

    Under Rule 144(k), a person who is not deemed to have been one of Yankee Candle's "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely effect the price of Yankee Candle's common stock after the offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

    Each of Yankee Candle, the selling stockholders and our directors and executive officers have agreed that, without the prior written consent of Credit Suisse First Boston Corporation on behalf of the underwriters, it will not, during the period ended 90 days after the date of this prospectus, sell shares of common stock or take related actions, subject to limited exceptions, all as described under "Underwriters."

REGISTRATION RIGHTS

    Yankee Candle and the Forstmann Little partnerships have entered into a registration rights agreement, pursuant to which Yankee Candle has granted to the Forstmann Little partnerships six demand rights to cause Yankee Candle to file a registration statement under the Securities Act covering resales of all shares of common stock held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The Forstmann Little partnerships used one demand right in connection with this offering. The registration rights agreement also grants "piggyback" registration rights permitting the Forstmann Little partnerships to include its registrable securities in a registration of securities by Yankee Candle. Under the agreement, Yankee Candle will pay the expenses of these registrations.

    In addition, pursuant to the stockholder's and subscription agreements, Yankee Candle has granted "piggyback" registration rights to all of its employees and directors who have purchased shares of common stock and/or that have been awarded options to purchase shares of common stock prior to the 1999 initial public offering. These registration rights are exercisable only upon registration by Yankee Candle of shares of common stock held by the Forstmann Little partnerships. The holders of common stock entitled to these registration rights are entitled to notice of any proposal to register shares held by the Forstmann Little partnerships and to include their shares in Yankee Candle's registration. Yankee Candle will pay the expenses of these piggyback registrations.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

    - an individual who is a citizen or resident of the United States;

    - a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

    - an estate whose income is subject to U.S. federal income taxation regardless of its source; or

    - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

    An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

    This discussion does not consider:

    - U.S. state or local or non-U.S. tax consequences;

    - all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

    - the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

    - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

    - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

    The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DISTRIBUTIONS ON COMMON STOCK

    We do not anticipate paying dividends on our common stock in the foreseeable future. See "Price Range of Common Stock and Dividend Policy." In the event, however, that we make cash distributions on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

    Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

    A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

    - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

    - in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

    - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

    A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. federal income tax law and the certification requirements applicable to it.

    A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

    - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

    - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

    - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

    Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, actually or constructively, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption. We and other payors are required to report payments of dividends on your common stock on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

    The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock though a non-U.S. office of a broker that:

    - is a U.S. person;

    - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

    - is a "controlled foreign corporation" for U.S. tax purposes; or

    - is a foreign partnership, if at any time during its tax year:

       - one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

       - the foreign partnership is engaged in a U.S. trade or business,

    unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

    If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

    You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2002, the selling stockholders have agreed to sell
to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:


                                                               NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           -----------
Credit Suisse First Boston Corporation......................
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co.........................................
J.P. Morgan Securities Inc..................................
                                                              -----------
        Total...............................................   12,500,000
                                                              ===========


    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

    The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,875,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $               per
share. The underwriters and selling group members may allow a discount of
$               per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/ dealers.

    The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by the selling stockholders......     $                $                $                $
Expenses payable by us..................     $                $                $                $

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    Our executive officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    The restrictions described in the previous two paragraphs do not apply to:

    - the sale of the shares to the underwriters,

    - the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus,

    - the granting of stock options and/or restricted stock units pursuant to our existing employee benefit plans and to directors in connection with their initial appointment to the board of directors, provided that these options, other than director options, do not become exercisable and these units do not vest during the 90-day period, and

    - transactions by any person other than us relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering.

    We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

    Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees.

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    - where required by law, that the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION--ONTARIO PURCHASERS ONLY

    Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

    All of our directors and officers as well as the experts named herein and the selling stockholder(s) may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for Yankee Candle by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and Hale and Dorr LLP, Boston, Massachusetts as to matters of Massachusetts law and for the underwriters by Dewey Ballantine LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson has in the past provided, and may continue to provide, legal services to Forstmann Little and its affiliates.

                                    EXPERTS

    The consolidated financial statements of The Yankee Candle Company, Inc. as of December 30, 2000 and December 29, 2001 and for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    Yankee Candle is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy and information statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also access filed documents at the SEC's web site at www.sec.gov.

    We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about Yankee Candle and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the locations above.

    The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the SEC:

    - Our Annual Report on Form 10-K for the fiscal year ended December 30, 2000, filed with the SEC on March 29, 2001;

    - Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the SEC on May 14, 2001, for the fiscal quarter ended June 30, 2001, filed with the SEC on August 10, 2001, and for the fiscal quarter ended September 29, 2001, filed with the SEC on November 9, 2001;

    - Our Form 8-K filed with the SEC on February 25, 2002;


    - The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 21, 1999, as amended;


    - All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the SEC).

    A statement contained in a document incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated herein modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

    You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

                        The Yankee Candle Company, Inc.
                              16 Yankee Candle Way
                      South Deerfield, Massachusetts 01373
                                 (413) 665-8306


    You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.


    Our logo and the titles of our products mentioned in this prospectus are our trademarks.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Historical Consolidated Financial Statements

Independent Auditors' Report................................  F-2

Consolidated Balance Sheets as of December 30, 2000 and
  December 29, 2001.........................................  F-3

Consolidated Statements of Operations for the fifty-two
  weeks ended January 1, 2000, December 30, 2000 and
  December 29, 2001.........................................  F-4

Consolidated Statements of Stockholders' Equity (Deficit)
  for the fifty-two weeks ended January 1, 2000,
  December 30, 2000 and December 29, 2001...................  F-5

Consolidated Statements of Cash Flows for the fifty-two
  weeks ended January 1, 2000, December 30, 2000 and
  December 29, 2001.........................................  F-6

Notes to Consolidated Financial Statements..................  F-7

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Yankee Candle Company, Inc.
South Deerfield, Massachusetts 01373

    We have audited the accompanying consolidated balance sheets of The Yankee Candle Company, Inc. and subsidiaries as of December 30, 2000 and December 29, 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of The Yankee Candle Company, Inc. and subsidiaries as of December 30, 2000 and December 29, 2001 and the results of their operations and their cash flows for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 12, 2002

                THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                              DECEMBER 30,   DECEMBER 29,
                                                                  2000           2001
                                                              ------------   ------------
                                         ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................    $  13,297      $  30,531
Accounts receivable less allowance of $352 at December 30,
  2000 and $325 at December 29, 2001........................       17,945         23,141
Inventory...................................................       35,036         23,680
Prepaid expenses and other current assets...................        5,419          4,340
Deferred tax assets.........................................        3,027          3,544
                                                                ---------      ---------
    Total current assets....................................       74,724         85,236
PROPERTY, PLANT AND EQUIPMENT--NET..........................       92,875        103,975
MARKETABLE SECURITIES.......................................        1,072            961
CLASSIC VEHICLES............................................          874            351
DEFERRED FINANCING COSTS....................................        3,929          2,815
DEFERRED TAX ASSETS.........................................      138,061        127,029
OTHER ASSETS................................................          293            917
                                                                ---------      ---------
TOTAL ASSETS................................................    $ 311,828      $ 321,284
                                                                =========      =========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable............................................    $  16,133      $  19,044
Accrued interest............................................        2,524            125
Accrued payroll.............................................        7,757          9,170
Accrued income taxes........................................       12,006         14,462
Other accrued liabilities...................................        7,352         12,242
Current portion of long-term debt...........................       30,000         31,500
                                                                ---------      ---------
    Total current liabilities...............................       75,772         86,543
DEFERRED COMPENSATION OBLIGATION............................        1,074          1,055
LONG-TERM DEBT--Less current portion........................      127,512         83,500
DEFERRED RENT...............................................        2,303          2,082

COMMITMENTS AND CONTINGENCIES (Notes 11 and 13)

STOCKHOLDERS' EQUITY:
Common stock, $.01 par value, 300,000 shares authorized;
  104,059 issued; 54,499 and 54,211 shares outstanding at
  December 30, 2000 and December 29, 2001, respectively.....        1,041          1,041
Additional paid-in capital..................................      224,381        224,850
Treasury stock..............................................     (212,988)      (213,752)
Retained earnings...........................................       93,740        137,025
Unearned stock compensation.................................         (631)          (522)
Accumulated other comprehensive loss........................         (376)          (538)
                                                                ---------      ---------
    Total stockholders' equity..............................      105,167        148,104
                                                                ---------      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................    $ 311,828      $ 321,284
                                                                =========      =========

                See notes to consolidated financial statements.

                THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                       FIFTY-TWO WEEKS ENDED
                                                             -----------------------------------------
                                                             JANUARY 1,    DECEMBER 30,   DECEMBER 29,
                                                                2000           2000           2001
                                                             -----------   ------------   ------------
NET SALES..................................................  $   262,075   $   338,805    $   379,831
COST OF SALES..............................................      115,119       153,667        174,107
                                                             -----------   -----------    -----------
GROSS PROFIT...............................................      146,956       185,138        205,724
                                                             -----------   -----------    -----------
OPERATING EXPENSES:
  Selling expenses.........................................       44,547        64,464         77,348
  General and administrative expenses......................       26,023        31,576         38,515
  Restructuring charge.....................................           --            --          8,000
                                                             -----------   -----------    -----------
      Total operating expenses.............................       70,570        96,040        123,863
                                                             -----------   -----------    -----------
INCOME FROM OPERATIONS.....................................       76,386        89,098         81,861
                                                             -----------   -----------    -----------
OTHER (INCOME) EXPENSE:
  Interest income..........................................         (627)         (235)           (72)
  Interest expense.........................................       19,971        16,900         10,596
  Other (income) expense...................................         (116)         (165)           378
                                                             -----------   -----------    -----------
      Total other expense..................................       19,228        16,500         10,902
                                                             -----------   -----------    -----------
INCOME BEFORE PROVISION FOR INCOME
  TAXES....................................................       57,158        72,598         70,959
PROVISION FOR INCOME TAXES.................................       22,863        29,039         27,674
                                                             -----------   -----------    -----------
INCOME BEFORE EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF
  DEBT.....................................................       34,295        43,559         43,285
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT, Less
  income tax benefit of $2,108                                     3,162            --             --
                                                             -----------   -----------    -----------
NET INCOME.................................................  $    31,133   $    43,559    $    43,285
                                                             ===========   ===========    ===========
BASIC EARNINGS PER SHARE:
  Income before extraordinary item.........................  $      0.69   $      0.82    $      0.81
                                                             ===========   ===========    ===========
  Net income...............................................  $      0.62   $      0.82    $      0.81
                                                             ===========   ===========    ===========
DILUTED EARNINGS PER SHARE:
  Income before extraordinary item.........................  $      0.66   $      0.80    $      0.79
                                                             ===========   ===========    ===========
  Net income...............................................  $      0.60   $      0.80    $      0.79
                                                             ===========   ===========    ===========
WEIGHTED-AVERAGE BASIC SHARES OUTSTANDING..................       49,857        52,900         53,537
                                                             ===========   ===========    ===========
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING................       51,789        54,663         54,643
                                                             ===========   ===========    ===========

                See notes to consolidated financial statements.

                THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
                                 (IN THOUSANDS)

                                       COMMON STOCK       ADDITIONAL                            CAPITAL
                                    -------------------    PAID IN     TREASURY    RETAINED   SUBSCRIPTION   UNEARNED STOCK
                                     SHARES     AMOUNT     CAPITAL       STOCK     EARNINGS    RECEIVABLE     COMPENSATION
                                    --------   --------   ----------   ---------   --------   ------------   --------------
BALANCE JANUARY 1, 1999...........    98,005    $  980     $126,610    $(212,448)  $ 19,048     $(1,084)        $(1,698)
Redemption of common stock........        --        --           --         (540)        --          --              --
Payment of capital subscription
  receivable......................        --        --           --           --         --       1,084              --
Unearned stock compensation.......        --        --          566           --         --          --            (566)
Amortization of unearned stock
  compensation....................        --        --           --           --         --          --           1,029
Issuance of common stock less
  underwriting fees and other
  expenses........................     6,054        61       96,948           --         --          --              --
Tax benefits on option
  exercises.......................        --        --          359           --         --          --              --
Comprehensive income (loss):
  Net income......................        --        --           --           --     31,133          --              --
  Foreign currency translation
    loss..........................        --        --           --           --         --          --              --
Comprehensive income..............        --        --           --           --         --          --              --
                                    --------    ------     --------    ---------   --------     -------         -------
BALANCE JANUARY 1, 2000...........   104,059     1,041      224,483     (212,988)    50,181          --          (1,235)
Amortization of unearned stock
  compensation....................        --        --           --           --         --          --             604
Additional expenses relative to
  1999 issuance of common stock...        --        --         (102)          --         --          --              --
Comprehensive income (loss):
  Net income......................        --        --           --           --     43,559          --              --
  Foreign currency translation
    loss..........................        --        --           --           --         --          --              --
Comprehensive income..............        --        --           --           --         --          --              --
                                    --------    ------     --------    ---------   --------     -------         -------
BALANCE DECEMBER 30, 2000.........   104,059    $1,041     $224,381    $(212,988)  $ 93,740     $    --         $  (631)
                                    ========    ======     ========    =========   ========     =======         =======
Redemption of common stock........        --        --           --         (764)        --          --              --
Issuance of common stock on option
  exercises.......................        --        --            8           --         --          --              --
Unearned stock compensation.......        --        --          461           --         --          --            (461)
Amortization of unearned stock
  compensation....................        --        --           --           --         --          --             570
Comprehensive income (loss):
  Net income......................        --        --           --           --     43,285          --              --
  Foreign currency translation
    loss..........................        --        --           --           --         --          --              --
Comprehensive income..............        --        --           --           --         --          --              --
                                    --------    ------     --------    ---------   --------     -------         -------
BALANCE DECEMBER 29, 2001.........   104,059    $1,041     $224,850    $(213,752)  $137,025     $    --         $  (522)
                                    ========    ======     ========    =========   ========     =======         =======

                                     ACCUMULATED
                                        OTHER
                                    COMPREHENSIVE   COMPREHENSIVE
                                        LOSS           INCOME         TOTAL
                                    -------------   -------------   ---------
BALANCE JANUARY 1, 1999...........      $   1                       $ (68,591)
Redemption of common stock........         --               --           (540)
Payment of capital subscription
  receivable......................         --               --          1,084
Unearned stock compensation.......         --               --             --
Amortization of unearned stock
  compensation....................         --               --          1,029
Issuance of common stock less
  underwriting fees and other
  expenses........................         --               --         97,009
Tax benefits on option
  exercises.......................         --               --            359
Comprehensive income (loss):
  Net income......................         --         $ 31,133         31,133
  Foreign currency translation
    loss..........................        (48)             (48)           (48)
                                                      --------
Comprehensive income..............         --         $ 31,085             --
                                        -----         ========      ---------
BALANCE JANUARY 1, 2000...........        (47)                         61,435
Amortization of unearned stock
  compensation....................         --               --            604
Additional expenses relative to
  1999 issuance of common stock...         --               --           (102)
Comprehensive income (loss):
  Net income......................         --           43,559         43,559
  Foreign currency translation
    loss..........................       (329)            (329)          (329)
                                                      --------
Comprehensive income..............         --         $ 43,230             --
                                        -----         ========      ---------
BALANCE DECEMBER 30, 2000.........      $(376)                      $ 105,167
                                        =====                       =========
Redemption of common stock........         --               --           (764)
Issuance of common stock on option
  exercises.......................         --               --              8
Unearned stock compensation.......         --               --             --
Amortization of unearned stock
  compensation....................         --               --            570
Comprehensive income (loss):
  Net income......................         --           43,285         43,285
  Foreign currency translation
    loss..........................       (162)            (162)          (162)
                                                      --------
Comprehensive income..............         --         $ 43,123             --
                                        -----         ========      ---------
BALANCE DECEMBER 29, 2001.........      $(538)                      $ 148,104
                                        =====                       =========

                See notes to consolidated financial statements.

                THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                       FIFTY-TWO WEEKS ENDED
                                                              ----------------------------------------
                                                              JANUARY 1,   DECEMBER 30,   DECEMBER 29,
                                                              ----------   ------------   ------------
                                                                 2000          2000           2001
                                                              ----------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  31,133      $ 43,559       $  43,285
  Adjustments to reconcile net income to net cash from
    operating activities:
    Extraordinary loss on early extinguishment of debt......      3,162            --              --
    Depreciation and amortization...........................      6,709        10,762          14,347
    Impairment..............................................         --            --           2,324
    Realized and unrealized (gain) loss on marketable
      securities............................................         (4)           79              47
    Non-cash stock compensation.............................      1,029           604             570
    Deferred taxes..........................................     13,915        11,013          10,515
    Loss (gain) on disposal of fixed assets and classic
      vehicles..............................................        132          (123)            519
  Changes in assets and liabilities:
    Accounts receivable, net................................     (4,817)       (4,766)         (5,240)
    Inventory...............................................     (9,586)      (13,254)         11,276
    Prepaid expenses and other assets.......................     (2,225)       (2,287)            275
    Accounts payable........................................      1,365         1,495           2,917
    Accrued expenses and other liabilities..................     13,776        10,228           6,127
    Deferred rent...........................................        841            --              --
                                                              ---------      --------       ---------
        Net cash from operating activities..................     55,430        57,310          86,962
                                                              ---------      --------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................    (22,749)      (37,122)        (26,844)
  Proceeds from sale of property and equipment..............         29            --             352
  Investments in marketable securities......................       (366)         (335)           (191)
  Proceeds from sale of marketable securities...............        410            --             255
                                                              ---------      --------       ---------
        Net cash from investing activities..................    (22,676)      (37,457)        (26,428)
                                                              ---------      --------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments for redemption of common stocks..................       (540)           --            (764)
  Proceeds from issuance of common stock on option
    exercises...............................................         --            --               8
  Repayment of subordinated notes...........................   (320,000)           --              --
  Net (repayments) borrowings under bank credit
    agreements..............................................    (33,000)           60              --
  Proceeds from the sale of common stock in 1999 (net of
    fees and expenses)......................................     97,009          (102)             --
  Proceeds from long term borrowings........................    228,068            --              --
  Principal payments on long-term debt......................     (7,500)      (30,000)         42,500)
  Payments for deferred financing costs.....................     (4,804)           --              --
  Proceeds from repayment of capital stock subscription
    receivable..............................................      1,084            --              --
                                                              ---------      --------       ---------
        Net cash from financing activities..................    (39,683)      (30,042)        (43,256)
                                                              ---------      --------       ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................         87           (83)            (44)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........     (6,842)      (10,272)         17,234
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............     30,411        23,569          13,297
                                                              ---------      --------       ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  23,569      $ 13,297       $  30,531
                                                              =========      ========       =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................  $  18,672      $ 16,786       $  12,029
                                                              =========      ========       =========
    Income taxes............................................  $     864      $ 11,656       $  14,703
                                                              =========      ========       =========
  Purchase of equipment by assumption of capital lease and
    lease incentives........................................  $     802      $    802       $      --
                                                              =========      ========       =========

                See notes to consolidated financial statements.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARLES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. HISTORY, RECAPITALIZATION AND FINANCING

    The Yankee Candle Company, Inc. and subsidiaries ("Yankee Candle" or "the Company") is the leading designer, manufacturer, wholesaler and retailer of premium scented candles in the growing giftware industry. The Company has a 32-year history of offering its distinctive products and marketing them as affordable luxuries and consumable gifts. Yankee Candle products are available in approximately 170 fragrances and include a wide variety of jar candles, Samplers-Registered Trademark- votive candles, pillars, tapers, tea lights, Tarts-Registered Trademark- wax potpourri and other candle products, marketed as Yankee Candle-Registered Trademark- branded products primarily under the trade names Housewarmer-Registered Trademark-, Country Kitchen-Registered Trademark-, Country Classics-TM-, Aroma Formula-TM-, and Frosted Favorites-TM-. The Company also sells a wide range of coordinated candle accessories as well as branded fragranced non-candle products including Yankee Candle Car
Jars-Registered Trademark- air fresheners, Yankee Candle-TM- Bath personal care products and Yankee Candle sachets. The Company sells its products through several channels including wholesale customers who operate approximately 13,500 gift store locations, 192 Company-owned and operated retail stores in 39 states as of December 29, 2001, direct mail catalogs, its Internet web site (www.yankeecandle.com), international distributors and its distribution center located in the United Kingdom.

    On July 1, 1999, the Company sold 6,000,000 shares of common stock at $18 per share in an initial public offering and listed its stock on the New York Stock Exchange.

    The proceeds to the Company from its initial public offering, after deducting underwriting fees and other expenses, were approximately $97,000. On July 7, 1999, the Company used these proceeds, together with $220,000 of bank borrowings under a new credit facility (described in Note 6), and available cash to redeem $320,000 aggregate principal amount of outstanding Subordinated Debentures that had initially arisen as part of the recapitalization of the Company in 1998 (the "1998 recapitalization"). The redemption of these subordinated debentures resulted in an extraordinary charge to the statement of operations of $3,162, net of tax $(0.07) and $(0.06) per basic and diluted share, respectively. These charges related to the write-off of financing fees that had previously been deferred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The fiscal year is the 52 or 53 weeks ending the Saturday closest to December 31. All years presented are 52 weeks in length. In some instances, the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 are referred to as fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

    PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    ACCOUNTING ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION--The Company sells its products directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale. Revenue from sales to wholesale customers is recognized upon shipment of product.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARLES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Company believes that these are the times when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price is fixed and collectibility is reasonably assured. Customers, be they retail or wholesale, do have the right to return product. Such rights of return have not precluded revenue recognition because the Company has a long history of returns on which it constructs a reserve for product returns.

    The Company also sells gift certificates and gift cards. At the point of sale of gift certificates and gift cards, the Company records a deferred liability. Revenue is recorded upon the redemption of the certificates and gift cards.

    The adoption of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition" had no impact on the Company's consolidated financial statements.

    CASH AND CASH EQUIVALENTS--The Company considers all short-term interest-bearing investments with original maturities of three months or less to be cash equivalents. Such investments are classified by the Company as "held to maturity" securities under the provisions of Statement of Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are stated at cost, adjusted for amortization of discounts and premiums to maturity.

    MARKETABLE SECURITIES--The Company classifies the marketable securities held in its deferred compensation plan as "trading" securities under SFAS No. 115. In accordance with the provisions of this statement, the investment balance is stated at fair market value, based on quoted market prices. Unrealized gains and losses are reflected in earnings; realized gains and losses are computed using the specific-identification method. As the assets held in the deferred compensation plan reflect amounts due to employees, but available for general creditors of the Company in the event the Company becomes insolvent, the Company has recorded the investment balance as a noncurrent asset and has established a corresponding other long-term liability entitled "deferred compensation obligation" on the balance sheet.

    The marketable securities held in this plan consist of investments in mutual funds at December 30, 2000 and December 29, 2001. Unrealized gains (losses) included in earnings during the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 were $4, $(79) and $(58), respectively. Gains of $44, $0 and $11 were realized during the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

    INVENTORIES--Inventories are stated at the lower of cost or market on a last-in, first-out ("LIFO") basis. In fiscal 2001, the liquidation of certain LIFO layers decreased cost of sales by $171. There were no such liquidations in fiscal 1999 or fiscal 2000.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARLES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are stated at cost and are depreciated on the straight-line method based on the estimated useful lives of the various assets. The estimated useful lives are as follows:

Buildings and improvements..................................  5 to 40 years
Computer equipment..........................................   2 to 5 years
Furniture and fixtures......................................  5 to 10 years
Equipment...................................................       10 years
Vehicles....................................................        5 years

    Leasehold improvements are amortized using the straight-line method over the lesser of the estimated life of the improvement or the remaining life of the lease. Expenditures for normal maintenance and repairs are charged to expense as incurred.

    DEFERRED FINANCING COSTS--The Company amortizes deferred financing costs using the effective interest method over the life of the related debt. Accumulated amortization was $2,139 and $3,253 at December 30, 2000 and December 29, 2001, respectively.

    TRADEMARKS--Trademarks are recorded at cost and amortized over 15 years. Cost of trademarks, included in other assets at December 30, 2000 and December 29, 2001, was $231. Accumulated amortization was $101 and $116, at December 30, 2000 and December 29, 2001, respectively.

    CLASSIC VEHICLES--Prior to 1998, the Company had invested in certain classic vehicles which were displayed in its car museum. These vehicles were stated at cost, with no provision for depreciation, since their useful lives were indeterminable. During the year ended December 29, 2001, the Company closed the car museum and began the process of selling the classic vehicles. The vehicles that were sold in fiscal 2001 resulted in a loss of $82. The Company has recorded an impairment charge of $200 to reduce the carrying value of the remaining vehicles to the estimated net realizable value at December 29, 2001. During the year ended January 1, 2000 and December 30, 2000, there were no adjustments to the carrying value of these vehicles.

    ADVERTISING--The Company expenses the costs of advertising as they are incurred. Advertising expense was $2,876, $4,448 and $4,869 for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

    IMPAIRMENT ACCOUNTING--The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. This review is based on the Company's ability to recover the carrying value of the assets from expected undiscounted future cash flows. If an impairment is indicated, the Company measures the loss based on the fair value of the asset using various valuation techniques. If an impairment loss exists, the amount of the loss will be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change.

    STOCK BASED COMPENSATION--The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARLES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Employees," and related interpretations, in accounting for stock options and awards granted to employees. Compensation cost is recognized on an accelerated basis as set forth in Interpretation 28. The Company accounts for stock options and awards to non-employees in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" and EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

    INCOME TAXES--The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The provision for income taxes in the consolidated statements of operations is the actual computed tax obligation or receivable for the period, plus or minus the change during the period in deferred income tax assets and liabilities.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--At December 29, 2001, the estimated fair values of all financial instruments approximate their carrying amounts in the consolidated balance sheets due to (i) the short-term maturity of certain instruments or (ii) the floating interest rate associated with certain instruments which have the effect of repricing such instruments regularly.

    EARNINGS PER SHARE--SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share, "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The denominator in the calculation is based on the following weighted-average number of common shares:

                                                   JANUARY 1,   DECEMBER 30,   DECEMBER 29,
                                                      2000          2000           2001
                                                   ----------   ------------   ------------
Basic............................................  49,857,000    52,900,000     53,537,000
Add:
  Contingently returnable shares.................   1,666,000     1,581,000        795,000
  Shares issuable pursuant to option grants......     266,000       182,000        311,000
                                                   ----------    ----------     ----------
Diluted..........................................  51,789,000    54,663,000     54,643,000
                                                   ----------    ----------     ----------

    At December 29, 2001, 79,000 contingently returnable shares were excluded from the computation of diluted earnings per share due to the antidilutive effect.

    NEWLY ISSUED ACCOUNTING STANDARDS--In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was required to be adopted by the

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARLES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company on December 31, 2000. The effect of adopting this standard was not material to the Company's financial position, results of operations or cash flows.

    In August, 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS
No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used (ii) long-lived assets to be disposed of other than by sale and
(iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by the Company in fiscal 2002. The Company has not completed the process of evaluating the impact that will result from adopting this statement and is therefore unable to disclose the impact that adopting SFAS No. 144 will have on its financial position and results of operations.

    COMPREHENSIVE INCOME--Comprehensive income includes all changes in equity during the period except those resulting from transactions with owners of the Company. It has two components: net income and other comprehensive income. Accumulated other comprehensive income reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments. Comprehensive income, net of related tax effects (where applicable), is detailed in the consolidated statements of stockholders' equity (deficit).

    PRIOR-YEAR RECLASSIFICATIONS--Certain prior year amounts have been reclassified to conform to the current year presentation.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARLES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3. INVENTORIES

    The components of inventory were as follows:

                                                              DECEMBER 30,   DECEMBER 29,
                                                                  2000           2001
                                                              ------------   ------------
Inventory at FIFO, which approximated replacement value:
Finished goods..............................................     $27,461        $19,523
Work-in-process.............................................          15            275
Raw materials and packaging.................................       8,334          4,485
                                                                 -------        -------
                                                                  35,810         24,283

Less LIFO adjustment........................................        (774)          (603)
                                                                 =======        =======
                                                                 $35,036        $23,680
                                                                 =======        =======

4. PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment were as follows:

                                                              DECEMBER 30,   DECEMBER 29,
                                                                  2000           2001
                                                              ------------   ------------
Land and improvements.......................................    $  4,780       $  4,780
Buildings and improvements..................................      53,144         61,228
Computer equipment..........................................      18,071         22,646
Furniture and fixtures......................................      16,621         23,951
Equipment...................................................      20,982         26,051
Vehicles....................................................       1,110            890
Construction in progress....................................       6,375          4,051
                                                                --------       --------
Total.......................................................     121,083        143,597

Less: accumulated depreciation and amortization.............     (28,208)       (39,622)
                                                                --------       --------
                                                                $ 92,875       $103,975
                                                                ========       ========

Depreciation expense was $5,702, $9,552 and $13,061 for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

$229, $566 and $438 of interest was capitalized in the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

5. CONCENTRATION OF CREDIT RISK

    The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances aggregated $6,774 and $27,478 at December 30, 2000 and December 29, 2001, respectively.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARLES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5. CONCENTRATION OF CREDIT RISK (CONTINUED)
    The Company extends credit to its wholesale customers. For the fifty-two weeks ended December 29, 2001, the Company had a significant customer that accounted for approximately 2.0% of total sales and 16.0% of accounts receivable, respectively. For the fifty-two weeks ended January 1, 2000 and December 30, 2000 no single customer accounted for more than 3.0% of total sales nor did any such customer account for more than 6.0% of the outstanding receivable balance for the fifty-two weeks ended December 30, 2000.

6. LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                              DECEMBER 30,   DECEMBER 29,
                                                                  2000           2001
                                                              ------------   ------------
Term loan...................................................    $112,500       $ 82,500
Revolving line of credit....................................      45,012         32,500
                                                                --------       --------

                                                                 157,512        115,000

Less current portion........................................      30,000         31,500
                                                                --------       --------
Non-current portion.........................................    $127,512       $ 83,500

    In connection with the 1998 recapitalization, the Company issued $320,000 of Subordinated Debentures. The Subordinated Debentures bore interest at 6 3/4%, which was payable semiannually in May and November commencing on November 30, 1998. These debentures were repaid with proceeds from the Company's initial public offering and its new credit agreement in July 1999 (see Note 1).

    In April 1998, the Company entered into a credit agreement with a consortium of banks. This facility was terminated at the time that the New Credit Agreement described below was executed.

    In July 1999, the Company entered into a new credit agreement with a consortium of banks (the "New Credit Agreement"). The New Credit Agreement provides for a maximum borrowing of $300,000 and consists of a revolving credit facility for $150,000 and a term loan for $150,000. Borrowings of $220,000 under the New Credit Agreement were used together with net proceeds from the initial public offering (see Note 1) to redeem the aggregate principal amount of Subordinated Debentures. The New Credit Agreement matures on July 7, 2004, with any outstanding amounts due on that date; no payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments ranging from $7,500 to $9,500 in March, June, September and December of each year commencing on December 31, 1999. The New Credit Agreement is collateralized by substantially all of the assets of the Company. As of December 30, 2000 and December 29, 2001, the unused portion of the revolving credit facility was $104,988 and $117,500, respectively.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6. LONG-TERM DEBT (CONTINUED)


    The Company is required to pay a commitment fee on the average daily unutilized portion of the revolving credit facility at a rate ranging from 1/4% to 3/8% per annum. The Company may elect to set the interest rate on all or a portion of the borrowings outstanding under the New Credit Agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus 1/2% plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at December 29, 2001 was 2.94%.



    The New Credit Agreement includes restrictions as to, among other things, the amount of additional indebtedness, contingent obligations, liens, investments, asset sales and capital expenditures and requires the maintenance of minimum levels of interest coverage. It also includes a restriction for the payment of dividends. None of the restrictions contained in the New Credit Agreement are expected to have a significant effect on the ability of the Company to operate. As of December 29, 2001, the Company was in compliance with all financial and operating covenants under the New Credit Agreement.


    Aggregate annual maturities of long-term debt are as follows:

                                                              LONG-TERM
YEAR                                                            DEBT
----                                                          ---------
2002........................................................  $ 31,500
2003........................................................    32,000
2004........................................................    51,500
                                                              --------
Total.......................................................  $115,000
                                                              ========

7. RESTRUCTURING CHARGE


    A restructuring charge for $8.0 million was recorded in fiscal 2001 to record costs associated with the Company's decision to consolidate and restructure its distribution and manufacturing operations. The Company shut down its Utah distribution facility and restructured its distribution and manufacturing work-force during 2001. Included in the restructuring charge is severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expense for abandoned facilities, net of anticipated sub-lease income. As a result of this consolidation and restructuring, the Company

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. RESTRUCTURING CHARGE (CONTINUED)

terminated approximately 450 manufacturing and logistics employees. An analysis of the restructuring reserve is as follows:


                                                 COSTS PAID DURING
                                                   THE FIFTY-TWO
                                                    WEEKS ENDED        ACCRUED AS OF
                                      EXPENSE    DECEMBER 29, 2001   DECEMBER 29, 2001
                                      --------   -----------------   -----------------
Occupancy...........................   $2,635         $  781              $1,854
Employee related....................    2,635          2,304                 331
Other...............................      606            606                  --
                                       ------         ------              ------
Total...............................   $5,876         $3,691              $2,185
                                       ======         ======              ======

In addition, as described above, the Company recorded a $2,124 pre-tax write-down of non-recoverable leasehold improvements, fixture and equipment investments at its Utah facility.

8. PROVISION FOR INCOME TAXES

    Income tax expense, exclusive of that relating to extraordinary items, consists of the following:

                                                     FIFTY-TWO WEEKS ENDED
                                            ----------------------------------------
                                            JANUARY 1,   DECEMBER 30,   DECEMBER 29,
                                               2000          2000           2001
                                            ----------   ------------   ------------
Federal:
  Current.................................    $ 7,881       $15,977        $15,552
  Deferred................................     12,263         9,655          9,530
                                              -------       -------        -------
Total federal.............................     20,144        25,632         25,082
                                              -------       -------        -------
State:
  Current.................................      1,067         2,049          1,607
  Deferred................................      1,652         1,358            985
                                              -------       -------        -------
Total state...............................      2,719         3,407          2,592
                                              -------       -------        -------
Total income tax provision................    $22,863       $29,039        $27,674
                                              =======       =======        =======

    In connection with the 1998 recapitalization, an election was made for federal and state income tax purposes to value the assets and liabilities of the Company at fair value. As a result of such election, there is a difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference was accounted for by recording a deferred tax asset of approximately $175,700 with a corresponding credit to additional paid-in capital. The deferred tax asset will be realized as these differences, including tax goodwill, are deducted, principally over a period of 15 years. In the opinion of management, the Company will have sufficient profits in the future to realize the deferred tax asset.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. PROVISION FOR INCOME TAXES (CONTINUED)
    The tax effect of significant items comprising the Company's net deferred tax assets (liabilities) are as follows:


                                                             DECEMBER 30,             DECEMBER 29,
                                                                 2000                     2001
                                                        ----------------------   ----------------------
                                                        CURRENT    NON-CURRENT   CURRENT    NON-CURRENT
                                                        --------   -----------   --------   -----------
Deferred tax assets:
  Basis differential as a result of a basis stepup for
  tax.................................................   $   --      $140,630     $   --      $132,502
  Foreign net operating loss carryforward.............       --         1,090         --         2,006
  Deferred compensation arrangements..................      426            --        412            --
  Employee benefits...................................    1,765            --      1,009            --
  Restructuring accrual...............................                               853            --
  Other...............................................      836           590      1,270          (917)
  Valuation allowance.................................       --        (1,090)        --        (2,006)
Deferred tax liabilities--fixed assets................       --        (3,159)        --        (4,556)
                                                         ------      --------     ------      --------
                                                         $3,027      $138,061     $3,544       127,029
                                                         ======      ========     ======      ========


    A reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes consists of the following:

                                                     FIFTY-TWO WEEKS ENDED
                                            ----------------------------------------
                                            JANUARY 1,   DECEMBER 30,   DECEMBER 29,
                                               2000          2000           2001
                                            ----------   ------------   ------------
Statutory federal income tax rate.........      35%           35%             35%
State income taxes net of federal
  benefit.................................       4             4               4
Other.....................................       1             1              --
                                                --            --             ---
                                                40%           40%             39%
                                                ==            ==             ===

    At December 29, 2001, the Company has foreign net operating loss carryforwards totaling approximately $6,700. These net operating losses have been fully reserved.

9. PROFIT SHARING PLAN

    The Company maintains a profit sharing/salary reduction plan under section 401(k) of the Internal Revenue Code. Employer matching contributions amounted to $425, $570 and $607 for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively. The Company, at its discretion, may also make annual profit sharing contributions to the plan. There were no profit sharing contributions in fiscal 1999, 2000 and 2001, respectively.

10. DEFERRED COMPENSATION

    The Company has a deferred compensation agreement with certain key employees. Under this agreement, the Company at its election may match certain elective salary deferrals of eligible employees' compensation up to a maximum of $20 per employee per year. Employer contributions amounted to $100, $0 and $90 for fiscal 1999, 2000 and 2001, respectively. Benefits under the plan will be paid in a lump sum upon termination of the plan or termination of employment. Benefits paid to retired employees during fiscal 2000 and 2001 were $0 and $255, respectively.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11. CONTINGENCIES

    The Company is engaged in various lawsuits, either as plaintiff or defendant. In the opinion of management, the ultimate outcome of these lawsuits will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12. STOCKHOLDERS' EQUITY

    CAPITAL STOCK--As of December 30, 2000 and December 29, 2001, the Company had 104,059,000 shares of common stock (par value $.01) issued. In connection with the 1998 recapitalization, the Company redeemed approximately 49,560,000 shares of common stock. These shares were held in treasury at December 30, 2000 and December 29, 2001.

    In connection with the 1998 recapitalization, common stock was purchased by management. The Company made loans to certain members of management to aid them in the purchase of this common stock. These loans were reflected in stockholders' equity under the caption "capital subscription receivable," carried an interest rate of 7%, were secured by the shares and provide for full recourse to the borrower.

    In addition, rights to purchase common stock were granted to a member of management in October 1998, and he committed to purchase such shares in November 1998. This common stock was purchased in 1999. A subscription receivable for this common stock was reflected in stockholders' equity as "capital subscription receivable." As of January 1, 2000 this subscription receivable had been paid.

    Options to purchase common stock were granted to key employees and directors of the Company in 1998 (the "1998 Plan"). The options granted under the 1998 Plan were "nonqualified" for tax purposes. For financial reporting purposes, the award of the right to purchase stock and the grant of options, in certain cases, were considered to be below the fair value of the stock at the time of grant. The fair value was determined based on an appraisal conducted by an independent appraisal firm as of the relevant dates. The differences between fair value and the purchase price or the exercise price is being charged to compensation expense over the relevant vesting period--generally between three and five years. In the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, such expense aggregated $1,029, $604 and $570, respectively. In addition to the options granted above, the Company adopted the 1999 Employee Stock Option and Award Plan in June, 1999 (the "1999 Plan"). The 1999 plan provides for the grant of incentive stock options intended to qualify under
Section 422 of the Internal Revenue Code and nonqualified options. Both of these options generally have an exercise price equal to the fair market value of the stock on the date of grant, vest gradually over a five-year period and expire after 10 years.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12. STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of the status of option grants and changes are presented below:

                                                                              WEIGHTED-   WEIGHTED-
                                                                               AVERAGE     AVERAGE
                                                                RANGE OF      EXERCISE      GRANT
                                                                EXERCISE        PRICE     DATE FAIR
                                                  OPTIONS        PRICES       PER SHARE     VALUE
                                                 ---------   --------------   ---------   ---------
Outstanding at January 1, 1999.................    427,493   $         4.25    $ 4.25      $   --
Granted........................................    153,546       4.25-18.00     12.55        9.09
Forfeited......................................    (24,428)            4.25      4.25          --
                                                 ---------   --------------    ------      ------
Outstanding at January 1, 2000.................    556,611   $   4.25-18.00    $ 6.44      $   --
Granted........................................    161,500    11.875-21.125     16.40       11.56
Forfeited......................................         --               --        --          --
                                                 ---------   --------------    ------      ------
Outstanding at December 30, 2000...............    718,111      4.25-21.125      8.76          --
Granted........................................    691,500      13.17-17.92     14.41        6.34
Forfeited......................................    (11,130)     4.25-21.125     12.97
                                                 ---------   --------------    ------
Outstanding at December 29, 2001...............  1,398,481   $  4.25-21.125    $11.51
                                                 =========   ==============    ======


    Under the existing stock option plans, there are 1,629,376 shares available for future grants at December 29, 2001. At December 29, 2001, options were exercisable for 380,626 shares of common stock at a weighted average exercise price of $8.88 per share.


    As described in Note 2, the Company accounts for employee options or share awards under the intrinsic-value method prescribed by Accounting Principles Board ("APB") Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. SFAS No. 123 establishes a fair value based method of accounting for stock-based employee compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant.

    The following weighted-average assumptions were used to compute the pro forma results of operations that reflect grants in fiscal 2001 and 2000 under the 1999 Plan, and in fiscal 1999 under both the 1998 and the 1999 plans:

                                                      1999       2000       2001
                                                    --------   --------   --------
Volatility........................................       52%        85%        50%
Dividend yield....................................        0%         0%         0%
Risk free interest rate...........................     5.30%      5.70%      1.69%
Expected lives....................................  5 years    5 years    5 years

    If compensation cost for stock option grants had been determined based on the fair value on the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income (loss) and earnings per share for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 would have been $30,847 or $0.62 per basic share and $0.60 per diluted share, $42,766 and $0.81 per basic share and $0.78 per diluted share and $40,985 or $0.77 per basic share and $0.75 per diluted share, respectively.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12. STOCKHOLDERS' EQUITY (CONTINUED)
    The following table summarizes information about the Company's stock options outstanding at December 29, 2001:

                                                       AVERAGE
  RANGE OF EXERCISE       OPTIONS       OPTIONS     REMAINING LIFE
       PRICES           OUTSTANDING   EXERCISABLE      (YEARS)
---------------------   -----------   -----------   --------------
        $4.25              456,481      246,644          6.54

    11.875-16.20           642,500       20,625          9.21

     16.87-18.00           220,500       93,857          8.75

       21.125               79,000       19,500          8.42
---------------------    ---------      -------          ----

    $4.25-$21.125        1,398,481      380,626          8.22
=====================    =========      =======          ====

13. COMMITMENTS

    The Company leases most store locations, its corporate office building, distribution facilities and a number of vehicles. The operating leases, which expire in various years through 2016, contain renewal options in favor of the Company ranging from six months to five years and provide for base rentals plus contingent rentals thereafter, which are a function of sales volume. In addition, the Company is required to pay real estate taxes, maintenance and other operating expenses applicable to the leased premises. Furthermore, several facility leases contain rent escalation clauses.

    The aggregate annual future minimum lease commitments under operating leases as of December 29, 2001 are as follows:

                                                              OPERATING
                                                               LEASES
                                                              ---------
2002........................................................  $ 17,218
2003........................................................    16,931
2004........................................................    16,278
2005........................................................    15,767
2006........................................................    14,246
Thereafter..................................................    65,850
                                                              --------
Total minimum lease payments................................  $146,290
                                                              ========

    Rent expense, including contingent rentals, for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 was approximately $5,734, $9,348 and 13,583, respectively. Included in rent expense were contingent rental payments of approximately $1,119, $1,403 and $1,368 for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

14. SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

    The Company has segmented its operations in a manner that reflects how its chief operating decision-maker (the "CEO") reviews the results of the Company and its subsidiaries' businesses. The Company has two reportable segments--retail and wholesale. The identification of these segments results from management's recognition that while the product produced is similar, the type of customer for the product and services and the methods used to distribute the product are different.

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14. SEGMENTS OF ENTERPRISE AND RELATED INFORMATION (CONTINUED)

    The CEO evaluates both its retail and wholesale operations based on an "operating earnings" measure. Such measure gives recognition to specifically identifiable operating costs such as cost of sales and selling expenses. Administrative charges are generally not allocated to specific operating segments and are accordingly reflected in the unallocated/corporate/other category. Other components of the statement of operations, which are classified below operating income, are also not allocated by segments. The Company does not account for or report assets, capital expenditures or depreciation and amortization by segment to the CEO.

    The following are the relevant data for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001:

                                                                                         BALANCE PER
                                                                          UNALLOCATED/   CONSOLIDATED
                                                                           CORPORATE/     FINANCIAL
                                                    RETAIL    WHOLESALE      OTHER        STATEMENTS
                                                   --------   ---------   ------------   ------------
FIFTY-TWO WEEKS ENDED JANUARY 1, 2000

Net Sales........................................  $123,185   $138,890     $      --       $262,075

Gross Profit.....................................    81,507     65,449            --        146,956

Operating Margin.................................    43,047     59,362       (26,023)        76,386

Unallocated costs................................        --         --       (19,228)       (19,228)

Income before provision for income taxes.........        --         --            --         57,158

FIFTY-TWO WEEKS ENDED DECEMBER 30, 2000

Net Sales........................................  $175,261   $163,544     $      --       $338,805

Gross Profit.....................................   112,281     72,857            --        185,138

Operating Margin.................................    55,936     64,738       (31,576)        89,098

Unallocated costs................................        --         --       (16,500)       (16,500)

Income before provision for income taxes.........        --         --            --         72,598

FIFTY-TWO WEEKS ENDED DECEMBER 29, 2001

Net Sales........................................  $211,707   $168,124     $      --       $379,831

Gross Profit.....................................   131,964     73,760            --        205,724

Operating Margin.................................    63,000     65,376       (46,515)        81,861

Unallocated costs................................        --         --       (10,902)       (10,902)

Income before provision for income taxes.........        --         --            --         70,959

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15. VALUATION AND QUALIFYING ACCOUNTS


                                                  BALANCE AT   CHARGED TO
                                                  BEGINNING    COSTS AND     DEDUCTIONS     BALANCE AT
                                                   OF YEAR      EXPENSES    FROM RESERVES   END OF YEAR
                                                  ----------   ----------   -------------   -----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS

YEAR ENDED JANUARY 1, 2000
  Allowance for doubtful accounts...............      450           76           (201)          325

YEAR ENDED DECEMBER 30, 2000:
  Allowance for doubtful accounts...............      325          124            (97)          352

YEAR ENDED DECEMBER 29, 2001:
  Allowance for doubtful accounts...............      352          332           (359)          325


    Amounts charged to deductions from reserves represent the write-off of uncollectible balances.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       FIFTY-TWO WEEKS ENDED DECEMBER 30, 2000
                                                   ------------------------------------------------
                                                   APRIL 1     JULY 1    SEPTEMBER 30   DECEMBER 30
                                                   --------   --------   ------------   -----------
Net Sales........................................  $ 63,490   $ 58,179     $ 75,747      $141,389
Cost of goods sold...............................    29,080     26,904       35,706        61,977
                                                   --------   --------     --------      --------
Gross Profit.....................................    34,410     31,275       40,041        79,412
Selling Expenses.................................    13,143     14,462       15,832        21,027
General and administrative expenses..............     7,786      7,690        8,145         7,955
                                                   --------   --------     --------      --------
Income from operations...........................    13,481      9,123       16,064        50,430
Interest income..................................       (67)       (44)         (39)          (85)
Interest expense.................................     3,845      4,137        4,379         4,539
Other (income) expense...........................        54        (19)         (21)         (179)
                                                   --------   --------     --------      --------
Income before provision for income taxes.........     9,649      5,049       11,745        46,155
Provision for income taxes.......................     3,859      2,020        4,698        18,462
                                                   --------   --------     --------      --------
Net income.......................................  $  5,790   $  3,029     $  7,047      $ 27,693
                                                   ========   ========     ========      ========
BASIC EARNINGS PER SHARE.........................  $   0.11   $   0.06     $   0.13      $   0.52
                                                   ========   ========     ========      ========
DILUTED EARNINGS PER SHARE.......................  $   0.11   $   0.06     $   0.13      $   0.51
                                                   ========   ========     ========      ========

                THE YANKEE CANDLE COMPANY, INC, AND SUBSIDIARIES

 FIFTY-TWO WEEKS ENDED JANUARY 1, 2000, DECEMBER 30, 2000 AND DECEMBER 29, 2001
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16. QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                        FIFTY-TWO WEEKS ENDED DECEMBER 29, 2001
                                                    ------------------------------------------------
                                                    MARCH 31   JUNE 30    SEPTEMBER 29   DECEMBER 29
                                                    --------   --------   ------------   -----------
Net sales.........................................  $75,320    $62,230      $ 84,939      $157,342
Cost of goods sold................................   38,015     31,132        39,910        65,050
                                                    -------    -------      --------      --------
Gross profit......................................   37,305     32,098        45,029        91,292
Selling expenses..................................   17,175     17,157        18,657        24,359
General and administrative expenses...............    9,191      9,654        10,093         9,577
Restructuring charge..............................    8,000         --            --            --
                                                    -------    -------      --------      --------
Income from operations............................    2,939      5,287        16,279        57,356
Interest income...................................      (42)       (18)           (4)           (8)
Interest expense..................................    3,376      2,996         2,401         1,823
Other (income) expense............................     (102)       (27)           28           478
                                                    -------    -------      --------      --------
Income (loss) before provision for (benefit from)
  income taxes....................................     (293)     2,336        13,854        55,063
Provision for (benefit from) income taxes.........     (114)       911         5,403        21,475
                                                    -------    -------      --------      --------
Net (loss) income.................................  $  (179)   $ 1,425      $  8,451      $ 33,588
                                                    =======    =======      ========      ========
BASIC EARNINGS PER SHARE..........................  $  0.00    $  0.03      $   0.16      $   0.63
                                                    =======    =======      ========      ========
DILUTED EARNINGS PER SHARE........................  $  0.00    $  0.03      $   0.16      $   0.62
                                                    =======    =======      ========      ========

                                     [LOGO]

\


                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses expected to be incurred by Yankee Candle in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee and the National Association of Securities
Dealers, Inc. filing fee are estimated.


                                                              ----------
Securities and Exchange Commission registration fee.........  $   25,009
National Association of Securities Dealers, Inc. filing
  fee.......................................................      27,683
Printing and engraving fees and expenses....................     400,000
Legal fees and expenses.....................................     350,000
Accounting fees and expenses................................     150,000
Miscellaneous expenses......................................      50,000
                                                              ----------
      Total.................................................  $1,002,692
                                                              ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Articles of Organization provide that the directors and officers of Yankee Candle shall be indemnified by Yankee Candle to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Yankee Candle, EXCEPT with respect to any matter that such director or officer has been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of Yankee Candle or, to the extent such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

    Yankee Candle has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Articles of Organization. These agreements, among other things, indemnify Yankee Candle's directors and officers to the fullest extent permitted by Massachusetts law for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of Yankee Candle or an affiliate of Yankee Candle.

    Policies of insurance are maintained by Yankee Candle under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

    The form of Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

    The following exhibits are filed with this registration statement.

     NO.                                DESCRIPTION
--------------  ------------------------------------------------------------

           1.1  Form of Underwriting Agreement by and among The Yankee
                Candle Company, Inc., the selling stockholders named therein and the underwriters named therein.*

           2.1 Recapitalization Agreement, dated as of March 25, 1998, as amended, by and among Yankee Candle Holdings Corp., The
                Yankee Candle Company, Inc., Forstmann Little & Co.
                Subordinated Debt and Equity Management Buyout
                Partnership-VI, L.P. and Michael J. Kittredge.***

           2.2 Asset Purchase Agreement, dated as of April 1, 1998, by and among The Yankee Candle Company, Inc., Chandler's
                Tavern, Inc. and Michael J. Kittredge.***

           2.3  Form of Agreement and Plan of Reorganization between The
                Yankee Candle Company, Inc. and Yankee Candle Holdings
                Corp.***

           2.4  Form of Share Exchange Agreement between The Yankee Candle
                Company, Inc. and Michael J. Kittredge.***

           4.1  Restated Articles of Organization of The Yankee Candle
                Company, Inc.**

           4.2  Amended and Restated By-Laws of The Yankee Candle
                Company, Inc.**

           4.3  Form of Common Stock Certificate.***

           4.4  Form of Credit Agreement among The Yankee Candle Company,
                Inc., The Chase Manhattan Bank, as sole administrative agent, and the banks and other financial institutions party thereto.***

           5.1  Opinion of Hale and Dorr LLP.*

          23.1 Consent of Hale and Dorr LLP (included in the opinion filed as Exhibit 5.1).*

          23.2  Consent of Deloitte and Touche LLP.*

          23.3  Consent of Unity Marketing.*

          24.1  Powers of Attorney for Mr. Rydin, Mr. Spellman,
                Mr. Forstmann, Mr. Frey, Ms. Horbach and Ms. Nicholls.**

          24.2 Powers of Attorney for Mr. Kittredge, Mr. Ovitz, Ms. Woods and Mr. Sargent.*


------------------------

  * Filed herewith.


 ** Previously filed.


*** Incorporated by reference from The Yankee Candle Company, Inc. Registration
    Statement on Form S-1 (Registration No. 333-76397), as amended.

ITEM 17. UNDERTAKINGS

    (a) The undersigned hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; PROVIDED, HOWEVER, that notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of offering.

    (b) The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, office or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy is expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (d) The undersigned hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a forth of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Deerfield, State of Massachusetts, on the 22nd day of March 2002.


                                                       THE YANKEE CANDLE COMPANY, INC.

                                                       By:  /s/ CRAIG W. RYDIN
                                                            -----------------------------------------
                                                            Craig W. Rydin
                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                 /s/ CRAIG W. RYDIN                    President, Chief Executive
     -------------------------------------------       Officer and Director
                   Craig W. Rydin                      (principal executive officer)   March 22, 2002

               /s/ ROBERT R. SPELLMAN                  Senior Vice President of
     -------------------------------------------       Finance and Chief Financial
                 Robert R. Spellman                    Officer (principal financial
                                                       and accounting officer)         March 22, 2002

                          *                            Director
     -------------------------------------------
                Michael J. Kittredge

                          *                            Director
     -------------------------------------------
                Theodore J. Forstmann

                          *                            Director
     -------------------------------------------
                    Dale F. Frey

                          *                            Director
     -------------------------------------------
                  Sandra J. Horbach

                          *                            Director
     -------------------------------------------
                  Jamie C. Nicholls

                          *                            Director
     -------------------------------------------
                  Michael S. Ovitz

                          *                            Director
     -------------------------------------------
                     Emily Woods

                          *                            Director
     -------------------------------------------
                  Ronald L. Sargent

           *By:    /s/ ROBERT R. SPELLMAN
     -------------------------------------------
                 Robert R. Spellman
                 as Attorney-in-Fact                                                   March 22, 2002

                                 EXHIBIT INDEX


NO.                     DESCRIPTION                                                     PAGE
---                     ------------------------------------------------------------  --------

             1.1        Form of Underwriting Agreement by and among The Yankee
                          Candle Company, Inc., the selling stockholders named therein and the underwriters named therein.*

             2.1        Recapitalization Agreement, dated as of March 25, 1998, as amended, by and among Yankee Candle Holdings Corp., The
                          Yankee Candle Company, Inc., Forstmann Little & Co.
                          Subordinated Debt and Equity Management Buyout
                          Partnership-VI, L.P. and Michael J. Kittredge.***

             2.2        Asset Purchase Agreement, dated as of April 1, 1998, by and among The Yankee Candle Company, Inc., Chandler's
                          Tavern, Inc. and Michael J. Kittredge.***

             2.3        Form of Agreement and Plan of Reorganization between The
                          Yankee Candle Company, Inc. and Yankee Candle Holdings
                          Corp.***

             2.4        Form of Share Exchange Agreement between The Yankee Candle
                          Company, Inc. and Michael J. Kittredge.***

             4.1        Restated Articles of Organization of The Yankee Candle
                          Company, Inc.**

             4.2        Amended and Restated By-Laws of The Yankee Candle
                          Company, Inc.**

             4.3        Form of Common Stock Certificate.***

             4.4        Form of Credit Agreement among The Yankee Candle Company,
                          Inc., The Chase Manhattan Bank, as sole administrative agent, and the banks and other financial institutions party thereto.***

             5.1        Opinion of Hale and Dorr LLP.*

            23.1        Consent of Hale and Dorr LLP (included in the opinion filed as Exhibit 5.1).*

            23.2        Consent of Deloitte and Touche LLP.*

            23.3        Consent of Unity Marketing.*

            24.1        Powers of Attorney for Mr. Rydin, Mr. Spellman, Mr.
                          Forstmann, Mr. Frey, Ms. Horbach and Ms. Nicholls.**

            24.2        Powers of Attorney for Mr. Kittredge, Mr. Ovitz, Ms. Woods
                          and Mr. Sargent.*


------------------------

*   Filed herewith

**  To be filed by amendment.

*** Incorporated by reference from The Yankee Candle Company, Inc.'s
    Registration Statement on Form S-1 (Registration No. 333-76397), as amended.